                                                   Registration No. 333-_______

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                              RESOURCE AMERICA, INC.
            (Exact name of registrant as specified in its charter)

Delaware                               679                           72-0654145
(State or other          (Primary Standard Industrial          (I.R.S. Employer
 jurisdiction of          Classification Code Number)       Identification No.)
 incorporation or
 organization)

   1521 Locust Street, Fourth Floor, Philadelphia, PA 19102 (215) 546-5005 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                   Michael L. Staines, Senior Vice President
                             Resource America, Inc.
                        1521 Locust Street, Fourth Floor
                            Philadelphia, PA  19102
                                 (215) 546-5005
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                 With copies to:
J. Baur Whittlesey, Esquire                        Lee Meyerson, Esquire
Ledgewood Law Firm, P.C.                           Simpson Thacher & Bartlett
1521 Locust Street, Suite 800                      425 Lexington Avenue
Philadelphia, PA  19102                            New York, NY  10017

Approximate date of commencement of proposed sale to the public: As soon as practicable after the registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. []

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. []

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. []

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. []

                         CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------
I Title of each class  I Amount to be I Proposed maximum    I Proposed maximum   I Amount of     I
I of securities to be  I registered   I offering price per  I aggregate offering I registration  I
I registered           I              I unit                I price              I fee           I
I----------------------I--------------I---------------------I--------------------I---------------I
I  Common Stock        I   1,400,000  I      $ 14.75(1)     I   $20,650,000      I   $6,256.90   I
---------------------- -------------- --------------------- -------------------- -----------------

(1) Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933 based upon the average of the high and low prices reported on the Nasdaq National Market System on October 7, 1996 (a date within 5 business days prior to the date of filing of this registration statement).

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

<PAGE 1>
               SUBJECTION TO COMPLETION, DATED SEPTEMBER _____, 1996

PROSPECTUS
                                   [LOGO]

                            RESOURCE AMERICA, INC.

                      _________ Shares of Common Stock

        Resource America, Inc., a Delaware corporation (the "Company"), is offering hereby _____ shares of its Common Stock. The Common Stock is quoted on The Nasdaq National Market System ("Nasdaq") under the symbol "REXI." On October _____, 1996, the last sale price of the Common Stock, as reported by Nasdaq, was $______ per share. See "Price Range of Common Stock and Dividend Policy."

THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 10 HEREOF FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED CAREFULLY BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

===============================================================================
                  Price to   Underwriting
                  Public     Discount(1)               Proceeds to Company(2)
-------------------------------------------------------------------------------
Per Share         $            $                        $
Total(3)          $            $                        $
===============================================================================

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses of the offering payable by the Company estimated to be $_____________.
(3) The Company has granted the several Underwriters a 30-day option to purchase up to _________ additional shares of Common Stock to cover over-allotments. If all such shares of Common Stock are purchased, the total Price to Public, Underwriting Discount and Proceeds to Company will be $__________, $__________ and $__________, respectively. See
        "Underwriting."

The shares of Common Stock are offered by the Underwriters, subject to receipt and acceptance by the Underwriters, approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offers and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York, New York on or about _____________, 1996.

                            ---------------------
                    FRIEDMAN, BILLINGS, RAMSEY & CO., INC.

            The date of this Prospectus is ______________, 1996.

<PAGE 2>
IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON NASDAQ, IN THE OVER-THE-COUNTER MARKET, OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                            AVAILABLE INFORMATION

        The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed with the Commission are available for inspection and copying at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at Seven World Trade Center, New York, New York 10048. Copies of such documents may also be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, copies of such documents may be obtained through the Commission's Internet address at http://www.sec.gov. The Company's Common Stock is authorized for quotation on Nasdaq and, accordingly, such materials and other information can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

        The Company has filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), a Registration Statement on Form S-1 (including all amendments and exhibits thereto, the "Registration Statement") with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. The Registration Statement, including any amendments and exhibits thereto, is available for inspection and copying as set forth above. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

        The Company will provide without charge to each person to whom this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents incorporated by reference (other than exhibits to such documents which are not specifically incorporated by reference in such documents). Written requests for such copies should be directed to Secretary, Resource America, Inc., 1521 Locust Street, Fourth Floor, Philadelphia, Pennsylvania 19102. Telephone requests may be directed to the Secretary at (215) 546-5005.

<PAGE 3>
                             PROSPECTUS SUMMARY

        THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, ALL INFORMATION SET FORTH HEREIN
(i) ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION IS NOT EXERCISED, AND
(ii) GIVES EFFECT TO 6% STOCK DIVIDENDS PAID IN JANUARY 1996 AND APRIL 1996 AND A FIVE FOR TWO STOCK SPLIT (EFFECTED IN THE FORM OF A 150% STOCK DIVIDEND) IN MAY 1996. REFERENCES TO THE "COMPANY" IN THIS PROSPECTUS INCLUDE THE COMPANY AND ITS CONSOLIDATED SUBSIDIARIES, UNLESS THE CONTEXT OTHERWISE REQUIRES.

                                 THE COMPANY

GENERAL

   The Company is a specialty finance company engaged in three lines of business: the acquisition and resolution of commercial real estate loans, "small ticket" commercial equipment leasing, and energy operations, including natural gas and oil production. For approximately 25 years prior to 1991, the Company was principally involved in the energy industry. Following the acquisition of a significant ownership position in the Company by new stockholders in 1988 and the appointment of new senior management (including the current Chairman, who has been a senior officer of banking and other financial institutions for the past 30 years), the Company evaluated alternative strategies to expand and diversify its operations (particularly in light of the declining attractiveness of the energy business to small investors following the 1986 changes to the federal tax law).

   Since 1991, the Company's business strategy has focused on locating and developing niche finance businesses in which the Company can realize attractive returns by targeting well-defined financial services markets and by developing specialized skills to service those markets on a cost-effective basis. To date, the Company has developed two business lines (asset acquisition and resolution, and equipment leasing) that it believes meet these criteria.

   The Company was organized in 1947. Its executive offices are located at 1521 Locust Street, Philadelphia, Pennsylvania 19102, and its telephone number is
(215) 546-5005.

ASSET ACQUISITION AND RESOLUTION

     The Company's asset acquisition and resolution business involves the purchase at a discount of relatively small (generally $1 million to $5 million in purchase price), troubled commercial real estate loans from private market sellers (primarily financial institutions), and the restructuring and refinancing of those loans. These loans typically involve legal and other disputes among the lender, the borrower and/or other parties in interest, and generally are secured by properties which are unable to produce sufficient cash flow to fully service the loans in accordance with the original lender's loan terms. Since entering this business in 1991, the


<PAGE 4>

Company's loan portfolio has increased to $97.2 million (before discounts) at June 30, 1996. During the fiscal years ended September 30, 1993, 1994 and 1995 and the nine months ended June 30, 1996, the Company's yield on its net investment in loans acquired (including gains on refinancings and sales of participations) equalled 12.1%, 30.8%, 34.6% and 31.5%, respectively, while its gross profits from its loan activities (that is, revenues from the segment minus costs attributable thereto and less depreciation, depletion and amortization, but without allocation of corporate overhead) for fiscal 1993, 1994 and 1995 were $492,000, $2.3 million and $5.3 million, respectively, and for the first nine months of fiscal 1996 were $5.2 million.

     The Company seeks to reduce the amount of its own capital invested in loans after their acquisition, and to enhance its returns, through prompt refinancing of the properties underlying its loans, or through sale at a profit of senior participations in its loans (typically on a recourse basis). At June 30, 1996, senior lenders held outstanding obligations of $35.7 million secured by properties with an aggregate appraised value of $64 million, resulting in a ratio of senior lien obligations-to-appraised value of property of 56%. Currently, the operating cash flow coverage on the required debt service on refinancings and participations (exclusive of proceeds from such refinancings or participations) is 163.6%. The balance of operating cash flow is, pursuant to agreements with the borrowers, retained by the Company as debt service on the outstanding balance of the Company's loans. See "Business - Asset Acquisition and Resolution: Loan Status."

EQUIPMENT LEASING

   In September 1995, the Company entered the commercial leasing business through its acquisition of the leasing subsidiary of a regional insurance company. This acquisition provided the Company with a servicing portfolio of approximately 520 individual leases held by six leasing partnerships which provided the Company with a servicing revenue stream of $1.3 million during the first nine months of fiscal 1996. More importantly, through this acquisition the Company acquired an infrastructure of operating systems, computer hardware and proprietary software (generally referred to as a "platform"), as well as personnel, which the Company is utilizing to develop a commercial leasing business for its own account.

     In order to develop this business, in early 1996 the Company hired a team of four experienced leasing executives, including the former chief executive officer of the U.S. leasing subsidiary of Tokai Bank, a major Japanese banking institution. The Company's strategy in developing its leasing business is to focus on leases with equipment costs of between $5,000 to $100,000 (with a targeted average transaction of approximately $15,000 per lease) ("small ticket" leasing) and to market its equipment leasing product through vendor programs with equipment manufacturers likely to generate $10 million or less annually in equipment leases, regional distributors and other vendors. The Company believes that this market is under-served by equipment lessors, banks and other financial institutions, affording the Company a niche market with significant growth potential. From the inception of leasing activity for its own account in June 1996 through September 30, 1996, the Company has received 271 lease proposals involving equipment with an aggregate cost of $6.5 million, approved 118 such proposals



<PAGE 5>

involving equipment with an aggregate cost of $2.5 million, entered into 39 transactions involving equipment with an aggregate cost of $741,000 and had 21 such proposals pending involving equipment with an aggregate cost of $1.3 million.

     According to the Equipment Leasing Association of America ("ELA"), a leading industry trade association, approximately 80% of all United States businesses lease some portion of their equipment. Leasing enables a company to obtain the equipment it needs, while preserving cash flow and often receiving favorable accounting and tax treatment. The Company believes that small businesses are becoming more aware of the economic benefits offered by equipment leasing, and that small business leasing will therefore become an increasingly important segment of the leasing market.

ENERGY OPERATIONS

        The Company produces natural gas and, to a lesser extent, oil from locations principally in Ohio, Pennsylvania and New York. At June 30, 1996, the Company had a net investment of $13.3 million in its energy operations, including interests in 772 individual wells owned directly by the Company or through 52 partnerships and joint ventures managed by the Company. While the Company has focused its business development efforts on its specialty finance operations over the past several years, its energy operations historically have provided a steady source of revenues and tax benefits.

                                 THE OFFERING


Common Stock offered(1). . . . . . . . . .   ___________ shares

Common Stock to be outstanding after
the Offering . . . . . . . . . . . . . . .   ___________ shares (1)(2)

Use of Proceeds. . . . . . . . . . . . . .   For general corporate purposes,
                                             including the acquisition of
                                             additional commercial real estate
                                             loans for the Company's portfolio
                                             and expansion of the Company's
                                             equipment leasing operations.  See
                                             "Use of Proceeds."

Nasdaq National Market Symbol. . . . . . .   REXI

Risk Factors . . . . . . . . . . . . . . .   An investment in the shares of
                                             Common Stock offered hereby
                                             involves significant risks.  See
                                             "Risk Factors" beginning on page
                                             10 hereof for information that
                                             should be considered by prospective
                                             purchasers of the Common Stock.


<PAGE 6>

-----------------------------------
(1) Assumes that the Underwriters' over-allotment option to purchase up to _______ shares of Common Stock is not exercised.
(2) Does not give effect to any future exercise of outstanding warrants to purchase up to 983,150 shares of Common Stock or employee stock options to purchase up to 348,316 shares of Common Stock. See "Description of Capital Stock - Warrants" and "Security Ownership of Certain Beneficial Owners and Management."



<PAGE 7>                       SUMMARY CONSOLIDATED FINANCIAL DATA

        The financial data set forth below should be read in conjunction with, and is qualified in its entirety by, the Consolidated Financial Statements of the Company, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.

                                                                                    AS OF AND FOR THE
                                                                                    NINE MONTHS ENDED
                                   AS OF AND FOR THE YEARS ENDED SEPTEMBER 30,            JUNE 30,
                                   --------------------------------------------     -------------------
                                   1991      1992      1993      1994      1995       1995      1996
                                   ----      ----      ----      ----      ----       ----      ----
                                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

STATEMENT OF
OPERATIONS DATA:

Revenues:
 Asset acquisition and resolution:
  Interest(1). . . . . . . . .         -    $  182   $  606   $1,401   $3,422   $2,307   $2,082
  Fees . . . . . . . . . . . .         -        -        -        25      963      903      672
  Gains on refinancings and
    sale of participations(2).         -        -        -     1,096    1,729    1,230    2,826
                                   ------   ------   ------   ------   ------   ------   ------
     Total . . . . . . . . . .         -       182      606    2,522    6,114    4,440    5,580
  Equipment leasing(3). . . . .        -        -        -        -        -       -     3,786
  Energy production . . . . . .    $3,791    3,474    3,409    3,442    3,452    2,485    2,524
  Energy services . . . . . . .     4,652    2,676    2,445    2,080    1,880    1,533    1,418
  Interest. . . . . . . . . . .       531      231      106      136      148      102      142
                                   ------   ------   ------   ------   ------   ------   ------
   Total revenues . . . . . . .     8,974    6,563    6,566    8,180   11,594    8,560   13,450

Costs:
 Asset acquisition and resolution      -       230      114      248      801      655      412
 Equipment leasing(3). . . . .         -        -        -        -        -       -     1,707
 Energy production and exploration  1,835    1,921    1,735    2,004    1,732    1,237    1,134
 Energy services . . . . . . .      3,831    1,247    1,106    1,131    1,027      780      734
 General and administrative. .      1,721    1,890    1,841    1,901    2,265    1,829    1,598
 Other                                 40       81     (342)     340    1,090      839      631
                                   ------   ------   ------   ------   ------   ------   ------
  Total expenses . . . . . . .      7,427    5,369    4,454    5,624    6,915    5,340    6,216

Income before income
  taxes, depreciation,
  depletion and amortization .      1,547    1,194    2,112    2,556    4,679    3,220    7,234
Depletion, depreciation and
  amortization . . . . . . . .      1,788    1,700    1,478    1,347    1,335    1,045    1,059
Income (loss) before
  income taxes . . . . . . . .       (241)    (506)     634    1,209    3,344    2,175    6,175
Net income . . . . . . . . . .       (245)    (406)     590    1,309    2,714    1,803    4,385


SEGMENT PROFITABILITY:(4)

Asset acquisition and resolution
  profit (loss). . . . . . . .         -       (82)     455    2,237    5,263    3,747    5,123
Equipment leasing profit(3). .         -        -        -        -        -        -     1,945
Energy production profit . . .        562      265      553      461      798      583      749
Energy services profit . . . .        525    1,181    1,167      653      515      489      475
Corporate  . . . . . . . . . .     (1,230)  (1,740)  (1,393)  (2,105)  (3,207)  (2,566)  (2,087)


<PAGE 8>

                                                                                    AS OF AND FOR THE
                                                                                    NINE MONTHS ENDED
                                   AS OF AND FOR THE YEARS ENDED SEPTEMBER 30,           JUNE 30,
                                   -------------------------------------------      -----------------
                                  1991       1992      1993      1994      1995     1995      1996
                                  ----       ----      ----      ----      ----     ----      ----
                                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

BALANCE SHEET AND OTHER DATA

Assets:
 Current assets. . . . . . . .        $ 8,455   $ 6,679   $ 2,150   $ 3,985   $  3,924   $ 4,241   $  7,810
 Net investment in energy
  property and equipment . . .         15,299    14,576    13,542    12,786     11,964    12,587     11,960
 Net investment in real estate
  loans. . . . . . . . . . . .             -      1,827     7,329    10,386     17,991    17,578     19,083
 Net other assets . . . . . . .         1,991     1,858     2,210     7,639      3,671     3,909      3,419
                                      -------   -------   -------   -------   --------   -------   --------
  Total assets . . . . . . . .         25,745    24,940    25,231    34,796     37,550    38,315     42,272

Liabilities:
 Current liabilities . . . . .          1,050       989       723     1,355      1,329       906        911
 Long term debt. . . . . . . .          1,163       972       813     8,627      8,523    10,561      8,478
 Deferred income taxes . . . .            468       416       834       674      1,147       890      2,367
                                      -------   -------   -------   -------   --------   -------   --------
  Total liabilities. . . . . .          2,681     2,377     2,370    10,656     10,999    12,357     11,756

Stockholders' equity . . . . .         23,063    22,563    22,861    24,140     26,551    25,958     30,516
Stockholders' equity per
  common share . . . . . . . .          11.68     11.43     11.59     12.52      14.21     13.62      16.11

Assets under management:
 Real estate(5). . . . . . . .             -      2,163    13,303    26,328     52,955    42,132     85,251
 Leasing(6). . . . . . . . . .             -         -         -         -      25,994        -      19,213
 Energy(7) . . . . . . . . . .         37,900    37,500    38,500    36,067     33,688    34,523     33,902

SELECTED RATIOS

Operating ratios:
 Return on equity. . . . . . .         (1.1)%    (1.8)%     2.6%      5.4%       10.2%      6.9%      14.4%
 Yield on net real estate
  investment(8). . . . . . . .           -        9.5%     12.1%     30.8%       34.6%     24.7%      31.5%

Balance sheet ratio:
 Real estate loan to value(9).           -       94.4%     82.0%     79.1%       77.5%     77.1%      71.9%


<PAGE 9>

                                                                                    AS OF AND FOR THE
                                                                                    NINE MONTHS ENDED
                                   AS OF AND FOR THE YEARS ENDED SEPTEMBER 30,           JUNE 30,
                                   -------------------------------------------      -----------------
                                  1991       1992      1993      1994      1995      1995      1996
                                  ----       ----      ----      ----      ----      ----      ----
                                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

PER COMMON SHARE INFORMATION
Net income (loss) -
   primary (10)  . . . . . . . .  $ (.12)   $ (.21)  $  .30   $  .64   $ 1.23      $  .86    $ 1.72
Net income (loss) -
   fully diluted (11). . . . . .  $ (.12)   $ (.21)  $  .30   $  .62   $ 1.18      $  .82    $ 1.64
Cash dividends . . . . . . . . .     .36       .13       -        -       .09          -        .28

------------------------------------------
(1) Interest income includes accreted discounts of $0, $0, $256,000, $602,000 and $1.2 million for the fiscal years ended September 30, 1991, 1992, 1993, 1994 and 1995, respectively, and $587,000 and $776,000 for the nine months ended June 30, 1995 and 1996, respectively.
(2) Includes gains of $0, $1.729 million, $1.230 million, and $2.254 million during fiscal years 1994 and 1995 and the nine months ended June 30, 1995 and 1996, respectively, relating to sales of loan participations on a recourse basis.
(3) Reflects revenues from equipment leasing partnerships acquired by the Company in September 1995 (see "Business - General"). The Company did not begin originating equipment leases for its own account until after June 30, 1996; accordingly, future results may not be comparable to historical data.
(4) Represents revenues from the segment minus costs from the segment and less depreciation, depletion and amortization attributable to the segment, but without allocation of corporate overhead. For additional segment information, including operating profit (loss) after allocation of corporate overhead, see Note 10 to the Consolidated Financial Statements.
(5) Represents the stated, or face, amount of outstanding loans plus accrued interest and penalties.
(6) Represents the net book value of assets held by the six equipment leasing limited partnerships managed by the Company.
(7) Represents the original cost of assets held by the 52 energy partnerships and joint ventures managed by the Company.
(8) Calculated as gross asset acquisition and resolution revenues divided by the book cost of asset acquisition and resolution assets.
(9) Calculated as the aggregate amount of loans outstanding with respect to any property (including all loans with liens senior to or of the same seniority with the loan interest held by the Company) divided by the appraised value of the property.
(10) Based on weighted average common shares and common share equivalents of
     1.974 million, 1.975 million, 1.99 million, 2.076 million, 2.235 million,
     2.12 million and 2.549 million at September 30, 1991, 1992, 1993, 1994,
     1995 and June 30, 1995 and 1996, respectively.
(11) Based on weighted average common shares and common share equivalents of
     1.974 million, 1.975 million, 1.99 million, 2.117 million, 2.293 million,
     2.189 million and 2.675 million at September 30, 1991, 1992, 1993, 1994,
     1995 and June 30, 1995 and 1996, respectively.


<PAGE 10>

                                  RISK FACTORS

        IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, THE FOLLOWING FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS. THE CAUTIONARY STATEMENTS SET FORTH BELOW AND ELSEWHERE IN THIS PROSPECTUS SHOULD BE READ AS ACCOMPANYING FORWARD-LOOKING STATEMENTS INCLUDED UNDER "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS," "BUSINESS" AND ELSEWHERE HEREIN. THE RISKS DESCRIBED IN THE STATEMENTS SET FORTH BELOW COULD CAUSE THE COMPANY'S RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN OR INDICATED BY SUCH FORWARD-LOOKING STATEMENTS.

GENERAL

        ABILITY TO GENERATE FUNDING FOR GROWTH. The Company's future growth will be largely dependent upon the continued availability of funds to acquire and resolve commercial real estate loans and to fund equipment lease transactions. To date, funding for the Company's asset acquisition and resolution operations has been derived from internally generated funds, the sale of a senior note to Physicians Life Insurance Company of Ohio ("PICO"), sales by the Company to PICO of participations in its portfolio loans and borrowers' refinancing of their mortgage obligations. It is anticipated that funding for the Company's asset acquisition and resolution operations will continue to be derived from internally generated funds and existing third-party sources, although the Company may seek additional third-party sources in the future.

     Funding for the Company's equipment leasing operations will be obtained through third-party warehouse financing (full recourse, short-term borrowings secured by the underlying equipment and repaid with the proceeds of permanent funding) and third-party permanent funding (both bank term loans and securitization of lease portfolios). Although the Company has received a preliminary financing proposal ("term sheet") from two major banking institutions, acting as co-agents, for an initial $20 million credit facility for the Company's leasing operations, no funding has been finally committed to or negotiated as of the date of this Prospectus. See "Business - Sources of Funds." In the event these institutions do not complete this financing, the Company will be required to seek other financing sources for its equipment leasing operations.

     The availability of third-party financing for each of the Company's specialty finance businesses will be dependent upon a number of factors over which the Company has limited or no control, including general conditions in the credit markets, the size and liquidity of the market for the types of real estate loans or equipment leases in the Company's portfolio and the respective financial performance of the loans and equipment leases in the Company's portfolio. Although the Company believes that the additional capital provided by this offering will enhance both the number of funding sources available to it and the total amount of funding obtainable, there can be no assurance that the Company will be able to generate funding on satisfactory terms and in acceptable amounts.


<PAGE 11>

        ABILITY TO GENERATE GROWTH OPPORTUNITIES. The Company's growth will also depend on its continued ability to generate attractive opportunities for acquiring commercial real estate loans at a discount and to originate equipment leases. In each area, the Company will rely primarily upon the knowledge, experience and industry contacts of its senior management to generate investment opportunities. See "Management." There can be no assurance that the Company will continue to generate opportunities satisfactory to it or sufficient opportunities to sustain growth or that, in its asset acquisition and resolution activities, the Company will be able to acquire loans in the same manner, on similar terms or at similar levels of discount as its current portfolio loans. The availability of loans for acquisition on terms acceptable to the Company will be dependent upon a number of factors over which the Company has no control, including economic conditions, interest rates, the market for and value of properties securing loans which the Company may seek to acquire, and the willingness of financial institutions to dispose of troubled or under-performing loans in their portfolios.

        CREDIT RISKS. Mortgage loans and equipment leases are subject to the risk of default in payment by borrowers and lessees. Upon a default, the Company will have the responsibility of seeking to recover outstanding loan or lease balances through foreclosure, repossession of equipment or similar procedures. With respect to any particular lease or commercial real estate loan transaction, instituting any of these procedures could adversely impact the Company's yield on such loan or lease. There can be no assurance that, in the event of default, the amount realizable from the property securing a defaulted loan or the equipment subject to a defaulted lease will be sufficient to recover amounts invested by or owed to the Company (including the residual value assigned to leased equipment). See "Risk Factors - Asset Acquisition and Resolution Considerations: Lien Priority" and "Equipment Leasing -
Considerations: Residuals."

        The Company's real estate mortgage loans are typically not the general obligations of the borrower and, accordingly, in seeking to collect amounts owed on a loan, the Company must rely solely on the value of the property underlying the loan to satisfying the obligation. This value will be affected by numerous factors beyond the Company's control, including general or local economic conditions, neighborhood values, interest rates, operating expenses (such as real estate taxes and insurance costs), occupancy rates and the presence of competitive properties. In addition, most of the Company's loans require a substantial lump sum payment at maturity. The ability of a borrower to pay a lump sum, and thus the ability of the Company to collect promptly all amounts due upon maturity, may be dependent on a borrower's ability to obtain suitable refinancing or otherwise raise a substantial cash amount which, in turn, will depend upon factors (such as those referred to previously) over which the Company has no control. To the extent that the Company has sold a participation in a loan, or the loan has been refinanced, the Company will typically retain a subordinated interest in the loan, which may be unsecured. See "Risk Factors
- Asset Acquisition and Resolution Considerations: Lien Priority." Such retained interests are subject to materially increased risks of collection upon default.

        The Company anticipates that many of the end-users of the equipment it leases for its own account will be small businesses which may not be able to supply the kinds of financial information available from larger firms, and which may be more susceptible to changes in


<PAGE 12>

economic conditions or have lesser financial resources with which to meet lease obligations than larger firms. Although the Company will seek to mitigate this risk through the use of its Small Business Credit Scoring System, its Fidelity Asset Tracking System and loan servicing and collection procedures (see "Business -Equipment Leasing: Small Ticket Leasing"), there can be no assurance that the Company will not be subject to higher risks of default than firms leasing to larger entities.

        COMPETITION. In each of its business operations, the Company is subject to intense competition from numerous competitors, many of whom possess far greater financial and other resources than the Company. See "Business - Asset Acquisition and Resolution: Competition," "-Equipment Leasing: Competition" and "- Energy: Competition." The Company will also have to compete for the capital necessary to fund both its asset acquisition and resolution and equipment leasing operations based largely upon the performance of its portfolio loans and equipment leases. See "Risk Factors - General: Credit Risks."

ASSET ACQUISITION AND RESOLUTION CONSIDERATIONS

        TROUBLED STATUS OF LOANS AND UNDERLYING PROPERTIES. The Company seeks to acquire commercial real estate loans at a discount from both the unpaid principal and interest amounts of the loan and the appraised value of the underlying property. As a consequence, the Company will often be involved with loans which are the subject of contentious and often complex disputes among various parties regarding application of cash flow from the property, loan terms, lease terms or similar matters, or which are secured by properties that, while income producing, are unable to generate sufficient revenues to pay the full amount of debt service under the original loan terms. Although prior to acquisition the Company will generally negotiate with the borrower or other parties in interest and, where appropriate, make financial accommodations to take into account the operating conditions of the property, resolve outstanding disputes and ensure the Company's control of the cash flow from the underlying property, there can be no assurance that the underlying property will not be subject to recurrence of the problems which existed prior to the Company's acquisition of the loan, or other problems.

        LIEN PRIORITY. Although the Company normally acquires first mortgage loans, it is not limited as to the lien priority of a loan which it may acquire. Moreover, a lender refinancing a loan in the Company's portfolio will typically require, as a condition to its refinancing (the proceeds of which generally are paid to the Company, see "Business - Asset Acquisition and Resolution"), that the Company's remaining interest in the loan be subordinated to such lender's interest and unsecured. The Company currently holds twenty-one junior lien loans or subordinated participations, six of which, aggregating $14.6 million (after loan amounts attributable to senior lien interests), are not formally secured by recorded mortgages (although they are protected by either judgment liens, unrecorded deeds in lieu of foreclosure, borrowers' covenants not to further encumber the property without the Company's consent, or similar devices). To the extent that either the lien securing a loan is junior to other liens encumbering an underlying property or the loan is unsecured, the Company will be subject to greater risks of loss upon a default. See "Risk Factors -
General:  Credit Risks."  In addition, in certain


<PAGE 13>

circumstances, mortgage loans, including first mortgage loans, may be subject to mechanics', materialmens' or government liens which may be prior in right of payment to liens held by the Company. In the event of a default on a senior mortgage, the Company may make payments, if it has the right to do so, in order to prevent foreclosure on the senior mortgage, increasing its investment cost without necessarily improving its lien position.

        In the event of a foreclosure, the Company will only be entitled to share in the net proceeds after the payment of all senior lienors, including senior mortgagees, and mechanics', materialmens' and government liens. It is therefore possible that the total amount which may be recovered by the Company upon a foreclosure may be less than the outstanding balance of the loan or the Company's investment in the loan, with resultant loss to the Company. It is also possible that, in some cases, a "due on sale" clause included in a senior mortgage, which accelerates the amount due under the senior mortgage in case of the sale of the property, may apply to the sale of the property upon foreclosure of a junior loan, and may accordingly increase the risks to the Company in the event of a default by the borrower on the junior loan.

        ENVIRONMENTAL LIABILITIES. In the event of a default on a portfolio loan, the Company may acquire the underlying property through foreclosure.
There is a risk that hazardous substances, wastes, contaminants or pollutants would be discovered on the foreclosed property after acquisition by the Company. In such event, the Company might be required to remove such substances from the property at its sole cost and expense. There can be no assurance that the cost of such removal would not substantially exceed the value of the affected property or the loan secured by the property, that the Company would have adequate remedies against the prior owner or other responsible parties or that the Company would not find it difficult or impossible to sell the affected properties either prior to or following any such removal.

        DISPOSITION OF LOAN INTERESTS. After the Company has acquired a loan, the Company will typically sell a participation in the loan, or assist the borrower in obtaining third-party refinancing, while retaining an interest in the loan. Although the sale of a participation or a refinancing may result in the return of the entire amount of (or, in some cases, more than) the Company's investment in the loan (including amounts advanced to the borrower after loan acquisition; see "Business - Asset Acquisition and Resolution: Acquisition and Administration"), in most such sales or refinancings a reduced portion of the Company's investment in the loan remains unrecovered. Based upon the appraised value of the properties underlying the loans, the Company believes that it will recover amounts substantially in excess of the Company's remaining invested capital; however, there can be no assurance that, upon termination of the loan, the Company will be able to dispose of its remaining loan interest for an amount in excess of its remaining investment in such loan, or that the property underlying the loan can be disposed of for an amount equal to or in excess of the interests of senior lienors and the Company's remaining investment in the loan.

        SALES OF PARTICIPATIONS TO INSURANCE COMPANY. Eleven of the participations sold in the Company's portfolio of loans have been sold to PICO. Pursuant to the terms of these sales (the "PICO Sales"), if the borrower under any such loan defaults in the payment of debt service,


<PAGE 14>

the Company is required to replace the defaulted obligation with a performing one. Since the Company has sold participations in, or refinanced most of its current portfolio of loans, if the Company were required to replace a defaulted participation loan with a performing loan pursuant to the terms of the PICO Sales, it may not be able to do so without acquiring additional commercial real estate loans. If the Company could not fulfill its obligation to PICO pursuant to the terms of the PICO Sales, PICO would have various legal remedies including foreclosure on and sale of the underlying property (see ":Credit Risks," above), requiring the Company to repay its participation, or declaring the Senior Note immediately due and payable. There can be no assurance that the borrower of one or more loans that are subject to the PICO Sales will not default on such loans or that in such event, the Company would be able to acquire additional commercial real estate loans to substitute in the PICO participations or, if a replacement loan is not so acquired and substituted, that PICO would not seek to require the Company to repay PICO's participation or declare the Senior Note immediately due and payable.

         LOSS RESERVES. In accordance with generally accepted accounting principles, the Company would establish reserves in its financial statements for portfolio losses (including losses which may occur if a participation is reacquired by the Company) when it is determined to be probable that a loss has been incurred (i.e. the realizable value of an investment appears to be less than its carrying value on the Company's books). Since the appraised value of each of the Company's portfolio loans is currently substantially in excess of the outstanding balance of senior liens (including participations) and the Company's outstanding investment, the Company has not to date established any reserves. If the Company were to be required to reacquire a participation, and if the value of the underlying property were to decline as a result of the default resulting in the reacquisition (and the Company has not theretofore established reserves with respect thereto), the Company may be required to charge any resulting loss against earnings. There can be no assurance that such a charge would not be material.

     OBLIGATION OF COMPANY TO ACQUIRE INTEREST OF EXISTING SENIOR LIENOR. The Company has agreed that a senior lienor, whose interest existed at the time the Company acquired its loan (and to which the Company's loan is subject), may require the Company to purchase its interest on or after June 30, 2001 for an amount equal to the outstanding balance of its interest. Such balance was $1.2 million at September 30, 1996. See "Business - Asset Acquisition and
Resolution: Loan Status." Although the Company anticipates that this interest will be refinanced prior to June 30, 2001, failure to do so will require the Company to seek financing for such a purchase or acquire it with available corporate funds.

        POSSIBLE FLUCTUATIONS IN EARNINGS FROM ASSET ACQUISITION AND RESOLUTION BUSINESS. A material portion of the Company's revenues from its asset acquisition and resolution business is derived from the sale of participations in, or refinancings of, its portfolio loans. These sales and refinancings are, with respect to any one loan, non-recurring. Accordingly, the Company's ability to recognize these gains in the future will depend upon its continuing ability to acquire loans and the sale of participations in, or refinancings of, such loans. See "Risk Factors -General: Ability to Generate Growth Opportunities." Moreover, depending upon the timing of portfolio acquisitions and participation sales or refinancings, the Company's revenues from its asset


<PAGE 15>

acquisition and resolution business could be subject to significant fluctuations from period to period. For a discussion of the Company's accounting treatment of sales of participations or refinancings, see "Business - Asset Acquisition and Resolution: Accounting for Discounted Loans."

EQUIPMENT LEASING CONSIDERATIONS

        LIMITED EQUIPMENT LEASING OPERATING HISTORY. The Company acquired the equipment leasing operations of The Fidelity Mutual Life Insurance Company ("Fidelity") in September 1995 and, in 1996, the Company expanded these leasing operations to include small ticket equipment leasing for its own account. Although the leasing business acquired by the Company has been in operation since 1986, and the executives primarily responsible for developing the Company's proprietary leasing program have had lengthy experience in the equipment leasing industry (see "Management - Other Significant Employees"), the Company has only a limited direct experience upon which an evaluation of its prospects in the equipment leasing business can be based. Such prospects must be considered in light of the expenses and difficulties frequently encountered by an acquiror in integrating a newly-acquired business with its other operations, and in expanding the scope of the newly-acquired business.

        DEMAND FOR COMPANY'S EQUIPMENT LEASE FINANCING. The demand for the equipment lease financing provided by the Company is subject to numerous factors beyond the control of the Company, including general economic conditions, fluctuations in interest rate levels and fluctuations in demand for the types of equipment as to which the Company provides equipment lease financing. In addition, the demand for the Company's equipment lease financing will be materially affected by the ability of the Company to market its services to manufacturers, distributors and dealers. See "Business -Equipment Leasing:
Competition."

        FINANCING FOR EQUIPMENT LEASING OPERATIONS. The Company anticipates that it may be required to provide credit enhancement for debt obligations issued and sold as a part of any warehouse or permanent financing utilized in its equipment leasing operations. See "Risk Factors - Ability to Generate Funding for Growth." These credit enhancements may include cash deposits, funding of subordinated tranches of securitizations, the pledge of additional equipment loans which are funded by the Company's capital, and/or a guaranty by the Company and may involve restrictive covenants concerning maintenance by the Company of minimum capital levels or debt to equity ratios. Any such requirements may reduce the Company's liquidity and require it to obtain additional capital. See "Business - Sources of Funds" for a description of certain terms of an equipment leasing credit facility which has been proposed to the Company.

        The Company anticipates that warehouse financing will bear interest at variable rates while its permanent funding will typically be at fixed rates set at the time the financing is provided. Accordingly, the Company will be subject to interest rate risk to the extent interest rates increase between the time a lease is funded by warehouse facilities and the time of permanent funding. Increases in interest rates during this period could narrow or eliminate the spread between the


<PAGE 16>

effective interest rates on the Company's equipment leases and the rates on the Company's funding, or result in a negative spread.

        RESIDUALS. The Company anticipates that a significant portion of the Company's revenues from leasing operations may result from the sales or re-leasing of equipment upon lease termination or from an extension of the lease term beyond its initial expiration date ("residuals"). The Company's realization of residuals is subject to numerous factors beyond the Company's control, including equipment obsolescence, excessive supply of similar equipment, reductions in manufacturers' prices for similar equipment, the ability or willingness of a lessee to purchase or re-lease equipment and similar matters, which could materially adversely affect the amount of residuals obtainable by the Company and, accordingly, the operating results and financial condition of the Company. See "Business -Equipment Leasing Operations: Small Ticket Leasing."

ENERGY INDUSTRY CONSIDERATIONS

        MARKET FOR PRODUCTION. Historically, the availability of a ready market for oil and natural gas, and the price obtained therefor, has depended upon numerous factors including the extent of domestic production, import of foreign natural gas and/or oil, political instability in oil and gas producing countries and regions, market demands, the effect of federal regulation on the sale of natural gas and/or oil in interstate commerce, and other governmental regulation of the production and transportation of natural gas and/or oil. Certain other factors outside the Company's control may also limit sales such as, for example, operational and transportation difficulties of pipeline or oil purchasing companies. In addition, the marketability of natural gas depends upon the needs of the purchasers to which the producer has access. Depending upon the purchasers' needs, the price obtainable for natural gas produced by the Company, or the amount of natural gas which the Company is able to sell, the revenues of the Company may be adversely affected.

        POSSIBLE DECLINE IN PRODUCTION. Production of oil and gas from a particular well generally declines over time until it is no longer economical to produce from the well, at which time the well is plugged and abandoned. Wells which the Company owns or in which it has an interest have been drilled at various times from 1966 to the present. The Company's wells generally have productive lives of 15 to 20 years and have been subject to normal production declines. To date, these declines have been offset largely by the acquisition of additional well interests. However, from 1993 to the date hereof, the Company has participated in the drilling of only a small number of wells. See "Business - Energy Operations: Exploration and Development." Although, in general, the Company does not anticipate material growth in its energy operations relative to its asset acquisition and resolution and equipment leasing operations, the Company from time to time considers potential acquisitions of energy assets. The Company cannot predict whether the Company will acquire further energy assets or as to the timing or cost thereof.

        ENVIRONMENTAL LIABILITIES. Oil and gas operations are subject to numerous hazards (such as seepage, spillage of well substances such as brine or oil, and escape of oil or gas from wells,


<PAGE 17>

tanks or pipelines) which can cause substantial pollution damage to the environment or severely damage the property of others. While the Company maintains liability insurance coverage and has not had a material environmental incident, there can be no assurance that incidents will not occur in the future or that the liability resulting therefrom will not be substantial.

IMPORTANCE OF KEY EMPLOYEES

        The Company's future success will depend upon the continued services of the Company's senior management and, with respect to its leasing operations, the Chairman and Chief Executive Officer of its leasing subsidiary. The unexpected loss of the services of any of these management personnel could have a material adverse effect upon the Company. See "Management." The Company does not maintain key man life insurance on any of its senior management.

CONTROL BY PRINCIPAL SHAREHOLDER

     Upon completion of the offering, Edward E. Cohen, the Company's Chairman, President and Chief Executive Officer, will own beneficially ______% (_____% including shares subject to outstanding options held by Mr. Cohen) of the Company's Common Stock. See "Security Ownership of Certain Beneficial Owners and Management." As a result, Mr. Cohen will have a significant influence upon the activities of the Company, as well as on all matters requiring approval of the shareholders, including electing or removing members of the Company's Board of Directors, causing the Company to engage in transactions with affiliated entities, causing or restricting the sale or merger of the Company, and changing the Company's dividend policy.

RESTRICTION ON PAYMENT OF DIVIDENDS

        Under the terms of senior note financing obtained by the Company, dividend payments by the Company are subject to certain restrictions. See "Price Range of Common Stock and Dividend Policy" and "Business - Sources of Funds."

SHARES ELIGIBLE FOR FUTURE SALE

        Upon consummation of this offering, the Company will have __________ shares of Common Stock outstanding. Of these shares, ____________ shares (_________ shares if the Underwriters' over-allotment option is exercised in full) will be freely tradeable without restriction or further registration under the Securities Act by persons other than affiliates (as that term is defined in the Securities Act) of the Company and ____________ shares or _____% of the Company's outstanding Common Stock (_____% if the Underwriters' over-allotment option is exercised in full) will be beneficially owned by executive officers and directors of the Company and their affiliates. Pursuant to Rule 144 under the Securities Act, these persons may sell such shares subject to the volume and other restrictions contained in such Rule. See "Description of Capital Stock -
 Warrants." In addition to the foregoing, _____________ shares of Common Stock have been reserved for issuance upon the exercise of outstanding management stock options and warrants held by PICO (an officer of which is a director of the Company).


<PAGE 18>

PICO has demand and piggy-back registration rights with respect to shares underlying its warrants. The Company's executive officers and directors, their affiliates, PICO and the Company have agreed not to sell any shares of Common Stock (including shares issuable pursuant to exercise of options or warrants) for 180 days from the date of this Prospectus without the prior written consent of Friedman, Billings, Ramsey & Co., Inc., as representative of the Underwriters. No prediction can be made as to the effect, if any, that future sales of shares of Common Stock or availability of such shares for future sale will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock (including shares issued upon the exercise of outstanding options and warrants), or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock.

DILUTION RESULTING FROM WARRANT AND OPTION EXERCISES

        The Company has outstanding warrants for the purchase of 983,150 shares of Common Stock at exercise prices of $3.38 per share (561,800 shares) and $4.18 per share (421,350 shares). See "Description of Capital Stock - Warrants." The Company also currently has outstanding management options to purchase 348,316 shares of Common Stock at prices ranging from $2.76 to $9.01 per share. Since the exercise prices for these options and warrants are less than the current book value per share of the Common Stock ($16.11 per share, exclusive of options or warrants, at June 30, 1996) and substantially less than the public offering price per share of the Common Stock being offered hereby, it is possible (depending on the book value per share of the Common Stock at the time of exercise) that the exercise of these options and warrants could have a substantial dilutive effect on the book value of the Common Stock. If all of such warrants and options had been exercised at June 30, 1996, the Company's pro forma book value per share of Common Stock at that date would have been $14.91.

                                USE OF PROCEEDS

        The net proceeds to be received by the Company from the sale of the Common Stock offered hereby, based upon an assumed initial offering price of $_____ per share and after deducting the underwriting discount and estimated offering expenses, are estimated to be $________________ ($________________ if the Underwriters' over-allotment option is exercised in full).

        The Company intends to use the net proceeds for general corporate purposes, including the acquisition of additional discounted commercial real estate loans for its portfolio and expansion of its equipment leasing operations. While the Company has not specifically allocated the net proceeds among its operations, it is currently anticipated that $_____ million will be allocated to its asset acquisition and resolution operations and $_____ million to its equipment leasing operations. There can, however, be no assurance that the allocation, as finally made, will not differ from what is anticipated, or that such differences will not be material. The final allocation will depend upon numerous factors, including the availability of attractive opportunities to acquire commercial real estate loans, the funding needs of the equipment leasing operations and the availability of other funding sources for any of the Company's operations.


<PAGE 19>

                          PRICE RANGE OF COMMON STOCK
                             AND DIVIDEND POLICY

        The Company's Common Stock is quoted on Nasdaq under the symbol "REXI." The following table sets forth the high and low sale prices, as reported by Nasdaq, on a quarterly basis for the Company's last two full fiscal years.

     1996 (fiscal)                                      High      Low
     -------------                                      ----     -----

     Fourth Quarter . . . . . . . . . . . . . . . . .  $17.50    12.00
     Third Quarter. . . . . . . . . . . . . . . . . .   21.19    12.83
     Second Quarter . . . . . . . . . . . . . . . . .   16.23     7.43
     First Quarter. . . . . . . . . . . . . . . . . .    8.63     6.58

     1995 (fiscal)                                      High      Low
     -------------                                      ----     -----

     Fourth Quarter . . . . . . . . . . . . . . . . .   $8.68    $4.80
     Third Quarter. . . . . . . . . . . . . . . . . .    5.43     4.18
     Second Quarter . . . . . . . . . . . . . . . . .    4.80     4.18
     First Quarter. . . . . . . . . . . . . . . . . .    4.90     4.18


     Prior to this offering, trading volume in the Company's Common Stock on Nasdaq has been relatively low. The average monthly trading volume in the Company's Common Stock for fiscal 1995 and 1996, as reported by Nasdaq (and as adjusted for the Company's stock dividends and stock split), was approximately 29,800 shares and 98,000 shares, respectively. No prediction can be made as to the effect, if any, that this offering will have on the market price of the Company's Common Stock or the liquidity or trading volume of the market for the Company's Common Stock after this offering.

        As of August 31, 1996, there were 1,894,410 shares of Common Stock outstanding held of record by 796 persons.

        The Company has paid regular quarterly cash dividends since August 31, 1995, as follows:

        Dividend Payment Date             Per Share Dividends
        ---------------------             -------------------

        August 30, 1996                         $.10
        May 31, 1996                            $.10
        February 29, 1996                       $.094
        November 30, 1995                       $.089
        August 31, 1995                         $.089



<PAGE 20>

     The Board of Directors, at a meeting held September 24, 1996, has authorized payment on November 29, 1996 of a dividend of $.10 per share to shareholders of record November 15, 1996.

     The Company declared and paid a 6% stock dividend in January 1996, a 6% stock dividend in April 1996, and effected a five for two stock split in the form of a 150% stock dividend in May 1996. For a description of certain restrictions on the Company's ability to pay cash dividends on its Common Stock resulting from the Senior Note, see "Business - Sources of Funds: The Senior Note."


                                CAPITALIZATION

        The following table sets forth the consolidated capitalization of the Company as of June 30, 1996, and as adjusted for the sale of the shares of Common Stock offered hereby at an assumed public offering price of $_____ per share and after deduction of underwriting discounts and estimated offering expenses, but assuming no exercise of the Underwriters' over-allotment option.

                                                        As of June 30, 1996
                                                   ----------------------------
                                                   Actual          As Adjusted
                                                   ------          -----------

Long-term debt . . . . . . . . . . . . . . . .    $8,478,374        $8,478,374
Stockholders' equity
    Preferred Stock, $1.00 par value,
    1,000,000 shares authorized,
    none issued. . . . . . . . . . . . . . . .             0                 0
    Common Stock, $.01 par value,
    8,000,000 shares authorized,
    1,894,410 shares issued and
    outstanding; _________ shares,
    as adjusted. . . . . . . . . . . . . . . .        20,463
    Additional paid-in capital . . . . . . . .    21,767,988
    Retained earnings. . . . . . . . . . . . .    11,885,363
    Less cost of treasury shares . . . . . . .    (2,708,413)       (2,708,413)
    Less loan receivable from ESOP . . . . . .      (449,982)         (449,982)
                                                 -----------       -----------
         Total stockholders' equity. . . . . .    30,515,419
                                                 -----------       -----------
Total capitalization . . . . . . . . . . . . .   $38,993,793       $
                                                 ===========       ===========


<PAGE 21>

                      SELECTED CONSOLIDATED FINANCIAL DATA

        The selected historical financial and operating data set forth below for the Company for each of the five years in the period ended September 30, 1995 have been derived from the Company's financial statements which have been audited by the Company's independent public accountants. The selected historical financial and operating data presented below for the nine months ended June 30, 1995 and 1996 have been derived from the Company's unaudited financial statements and include, in the opinion of management, all adjustments (which consist only of normal recurring adjustments) necessary to present fairly the data for such periods. Results for the nine-month periods are not necessarily indicative of the results to be expected for the full fiscal year or for any other interim period. The information set forth below should be read in conjunction with the Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operation" included elsewhere in this Prospectus.

                                                                                    AS OF AND FOR THE
                                                                                    NINE MONTHS ENDED
                                   AS OF AND FOR THE YEARS ENDED SEPTEMBER 30,          JUNE 30,
                                   -------------------------------------------      -----------------
                                   1991      1992      1993      1994      1995      1995      1996
                                   ----      ----      ----      ----      ----      ----      ----
                                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

STATEMENT OF
OPERATIONS DATA:

Revenues:
  Asset acquisition and resolution:
    Interest(1). . . . . . . . .           -    $  182   $  606   $1,401   $3,422   $2,307   $2,082
    Fees . . . . . . . . . . . .           -        -        -        25      963      903      672
    Gains on refinancings and
     sale of participations(2) . .         -        -        -     1,096    1,729    1,230    2,826
                                       ------   ------   ------   ------   ------   ------   ------
       Total . . . . . . . . . .           -       182      606    2,522    6,114    4,440    5,580
  Equipment leasing(3). . . . .            -        -        -        -        -        -     3,786
  Energy production . . . . . .        $3,791    3,474    3,409    3,442    3,452    2,485    2,524
  Energy services . . . . . . .         4,652    2,676    2,445    2,080    1,880    1,533    1,418
  Interest. . . . . . . . . . .           531      231      106      136      148      102      142
                                       ------   ------   ------   ------   ------   ------   ------
     Total revenues . . . . . . .       8,974    6,563    6,566    8,180   11,594    8,560   13,450

Costs:
 Asset acquisition and resolution        -       230      114      248      801      655      412
 Equipment leasing(3). . . . .           -        -        -        -        -        -     1,707
 Energy production and exploration    1,835    1,921    1,735    2,004    1,732    1,237    1,134
 Energy services . . . . . . .        3,831    1,247    1,106    1,131    1,027      780      734
 General and administrative. .        1,721    1,890    1,841    1,901    2,265    1,829    1,598
 Other . . . . . . . . . . . .           40       81     (342)     340    1,090      839      631
                                     ------   ------   ------   ------   ------   ------   ------
   Total expenses . . . . . . .       7,427    5,369    4,454    5,624    6,915    5,340    6,216

Income before income
  taxes, depreciation,
  depletion and amortization .        1,547    1,194    2,112    2,556    4,679    3,220    7,234
Depletion, depreciation and
  amortization . . . . . . . .        1,788    1,700    1,478    1,347    1,335    1,045    1,059
Income (loss) before
  income taxes . . . . . . . .         (241)    (506)     634    1,209    3,344    2,175    6,175
Net income . . . . . . . . . .         (245)    (406)     590    1,309    2,714    1,803    4,385


<PAGE 22>

                                                                                      AS OF AND FOR THE
                                                                                      NINE MONTHS ENDED
                                     AS OF AND FOR THE YEARS ENDED SEPTEMBER 30,           June 30,
                                     -------------------------------------------      -----------------
                                     1991      1992      1993      1994      1995      1995      1996
                                     ----      ----      ----      ----      ----      ----      ----
                                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

SEGMENT PROFITABILITY:(4)

Asset acquisition and resolution
  profit (loss). . . . . . . .          -        (82)      455     2,237      5,263     3,747      5,123
Equipment leasing profit(3). .          -         -         -         -          -         -       1,945
Energy production profit . . .         562       265       553       461        798       583        749
Energy services profit . . . .         525     1,181     1,167       653        515       489        475
Corporate  . . . . . . . . . .      (1,230)   (1,740)   (1,393)   (2,105)    (3,207)   (2,566)    (2,087)

BALANCE SHEET AND OTHER DATA

Assets:
 Current assets. . . . . . . .     $ 8,455   $ 6,679   $ 2,150   $ 3,985    $ 3,924   $ 4,241    $ 7,810
 Net investment in energy
  property and equipment . . .      15,299    14,576    13,542    12,786     11,964    12,587     11,960
 Net investment in real estate
  loans. . . . . . . . . . . .          -      1,827     7,329    10,386     17,991    17,578     19,083
 Net other assets . . . . . . .      1,991     1,858     2,210     7,639      3,671     3,909      3,419
                                   -------   -------   -------   -------    -------   -------    -------
   Total assets . . . . . . . .     25,745    24,940    25,231    34,796     37,550    38,315     42,272

Liabilities:
 Current liabilities . . . . .       1,050       989       723     1,355      1,329       906        911
 Long term debt. . . . . . . .       1,163       972       813     8,627      8,523    10,561      8,478
 Deferred income taxes . . . .         468       416       834       674      1,147       890      2,367
                                   -------   -------   -------   -------    -------   -------    -------
   Total liabilities. . . . . .      2,681     2,377     2,370    10,656     10,999    12,357     11,756

Stockholders' equity . . . . .      23,063    22,563    22,861    24,140     26,551    25,958     30,516
Stockholders' equity per
  common share . . . . . . . .       11.68     11.43     11.59     12.52      14.21     13.62      16.11

Assets under management:
 Real estate(5). . . . . . . .          -      2,163    13,303    26,328     52,955    42,132     85,251
 Leasing(6). . . . . . . . . .          -         -         -         -      25,994        -      19,213
 Energy(7) . . . . . . . . . .      37,900    37,500    38,500    36,067     33,688    34,523     33,902

SELECTED RATIOS

Operating ratios:
 Return on equity. . . . . . .      (1.1)%    (1.8)%     2.6%      5.4%      10.2%      6.9%      14.4%
 Yield on net real estate
  investment(8). . . . . . . .        -        9.5%     12.1%     30.8%      34.6%     24.7%      31.5%

Balance sheet ratio:
 Real estate loan to value(9).        -       94.4%     82.0%     79.1%      77.5%     77.1%      71.9%


<PAGE 23>

                                                                                    AS OF AND FOR THE
                                                                                    NINE MONTHS ENDED
                                   AS OF AND FOR THE YEARS ENDED SEPTEMBER 30,            JUNE 30,
                                   -------------------------------------------      -----------------
                                   1991      1992      1993      1994      1995      1995      1996
                                   ----      ----      ----      ----      ----      ----      ----
                                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


PER COMMON SHARE INFORMATION
Net income (loss) -
   primary (10). . . . . . . . .   $ (.12)  $ (.21)  $  .30   $  .64   $ 1.23   $  .86   $ 1.72
Net income (loss) -
   fully diluted (11). . . . . .   $ (.12)  $ (.21)  $  .30   $  .62   $ 1.18   $  .82   $ 1.64
Cash dividends . . . . . . . . .      .36      .13       -        -       .09       -       .28

------------------------------------------
(1) Interest income includes accreted discounts of $0, $0, $256,000, $602,000 and $1.2 million for the fiscal years ended September 30, 1991, 1992, 1993, 1994 and 1995, respectively, and $587,000 and $776,000 for the nine months ended June 30, 1995 and 1996, respectively.
(2) Includes gains of $0, $1.729 million, $1.230 million, and $2.254 million during fiscal years 1994 and 1995 and the nine months ended June 30, 1995 and 1996, respectively, relating to sales of loan participations on a recourse basis.
(3) Reflects revenues from equipment leasing partnerships acquired by the Company in September 1995 (see "Business - General"). The Company did not begin originating equipment leases for its own account until after June 30, 1996; accordingly, future results may not be comparable to historical data.
(4) Represents revenues from the segment minus costs from the segment and less depreciation, depletion and amortization attributable to the segment, but without allocation of corporate overhead. For additional segment information, including operating profit (loss) after allocation of corporate overhead, see Note 10 to the Consolidated Financial Statements.
(5) Represents the stated, or face, amount of outstanding loans plus accrued interest and penalties.
(6) Represents the net book value of assets held by the six equipment leasing limited partnerships managed by the Company.


<PAGE 24>

(7) Represents the original cost of assets held by the 52 energy partnerships and joint ventures managed by the Company.
(8) Calculated as gross asset acquisition and resolution revenues divided by the book cost of asset acquisition and resolution assets.
(9) Calculated as the aggregate amount of loans outstanding with respect to any property (including all loans with liens senior to or of the same seniority with the loan interest held by the Company) divided by the appraised value of the property.
(10) Based on weighted average common shares and common share equivalents of
     1.974 million, 1.975 million, 1.99 million, 2.076 million, 2.235 million,
     2.12 million and 2.549 million at September 30, 1991, 1992, 1993, 1994,
     1995 and June 30, 1995 and 1996, respectively.
(11) Based on weighted average common shares and common share equivalents of
     1.974 million, 1.975 million, 1.99 million, 2.117 million, 2.293 million,
     2.189 million and 2.675 million at September 30, 1991, 1992, 1993, 1994,
     1995 and June 30, 1995 and 1996, respectively.


<PAGE 25>

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
                          OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

GENERAL

        The Company's operating results and financial condition over the past several years reflects its shift in focus from its pre-existing energy businesses to the development of specialty finance businesses. Between fiscal year 1993 and the nine month period ended June 30, 1996, the Company's asset acquisition and resolution operations grew from 9% of the Company's gross revenues and 29% of its total assets to 41% of gross revenues and 45% of total assets. Equipment leasing expanded in the nine-month period ended June 30, 1996 from 0% of gross revenues to 28% of gross revenues. Oil and gas revenues declined from 89% of the Company's gross revenues in fiscal 1993 to 29% of gross revenues in the nine-month period ended June 30,1996, while related assets declined from 54% of total assets to 32% in the same period, as the Company focused its efforts on expanding its asset acquisition and resolution operations and on the acquisition and development of its equipment leasing operation. From 1993 to 1995, the Company's long-term debt rose from $812,000 to $8.5 million, principally as a result of the issuance of its $8.0 million senior note (see "Business - Sources of Funds"), the proceeds of which were used to expand the Company's commercial real estate loan portfolio. While the Company has generated only a relatively small amount of revenue from its leasing operations (as distinguished from its lease servicing and partnership management revenues), it anticipates that both revenues from, and assets used in, its leasing operations will grow significantly during the remainder of 1996 (although there can be no assurance that this will be the case, see "Risk Factors - General:
Ability  to Generate Funding for Growth").


<PAGE 26>

RESULTS OF OPERATIONS:  ASSET ACQUISITION AND RESOLUTION

        The following table sets forth certain information relating to the income recognized on the Company's commercial real estate loan portfolio during the periods indicated:

                                                             Nine Months
                              Years Ended September 30,     Ended June 30,
                              -------------------------     --------------
                                1993     1994     1995      1995      1996
                                ----     ----     ----      ----      ----
                               (Dollars in thousands, except for yield data)

Interest                       $  350   $  799   $ 2,246   $ 1,720   $ 1,306
Accreted discount                 256      602     1,176       587       776
Fees                               -        25       963       903       672
Gains on refinancings and
 sale of participations            -     1,096     1,729     1,230     2,826
                               ------   ------   -------   -------   -------
  Total                        $  606   $2,522   $ 6,114   $ 4,440   $ 5,580
                               ======   ======   =======   =======   =======

Average balance of
   investment, net             $5,020   $8,179   $17,683   $17,970   $17,687

Yield on net average balance    12.1%    30.8%     34.6%     24.7%     31.5%


NINE MONTHS ENDED JUNE 30, 1996 COMPARED TO NINE MONTHS ENDED JUNE
30, 1995

        Asset acquisition and resolution revenues increased to $5.6 million (26%) in the nine months ended June 30, 1996 compared to the same period of the prior year. This increase was attributable to a 130% increase in gains recognized on the refinancing of loans and sale of participations in loans held by the Company and was offset in part by a 26% decrease in transaction fees (due to a lesser number of refinancings of, and participations sold in, the Company's portfolio loans) and a 10% decrease in interest revenues on portfolio loans (due to the refinancing of, or sale of participations in, certain of the Company's portfolio loans). During the first nine months of 1996, participations were sold in, or borrowers refinanced six of the Company's portfolio loans (representing an aggregate Company investment of $20.7 million), compared to the sale of participations in, and refinancings of, nine of the Company's portfolio loans (representing an aggregate Company investment of $10.9 million) in the comparable period of 1995.

        During the nine months ended in June 30, 1996, the Company purchased eight real estate loans for a total cost of $12.1 million as compared to five loans for a total cost of $13.0 million during the nine months ended June 30, 1995. In addition, the Company increased its investment in certain of its existing loans by $1.4 million in the nine months ended June 30, 1996, compared to an increase of $767,000 in the prior year period. In each case, these additional investments


<PAGE 27>

represented amounts advanced for purposes of paying property improvement costs, unpaid taxes or similar items relating to properties underlying portfolio loans. All such items had been anticipated by the Company at the time of loan acquisition and had been included in its analysis of loan costs and yields. All of the loans were purchased at a discount to the original face value.

     Asset acquisition and resolution expenses decreased 37% for the nine months ended June 30, 1996 compared to the prior year period, primarily as a result of lower legal costs which were, in turn, due to the lesser number of refinancings of, and participations sold in the Company's portfolio loans. As a consequence of the foregoing, the Company's gross profit (revenues minus costs, less depreciation, depletion and amortization, but before allocation of administrative overhead) from its asset acquisition and resolution operations increased from $3.7 million for the nine months ended June 30, 1995 to $5.1 million for the nine months ended June 30, 1996 (36.7%).

YEAR ENDED SEPTEMBER 30, 1995 COMPARED TO YEARS ENDED SEPTEMBER 30, 1994 AND SEPTEMBER 30, 1993

        Revenues from asset acquisition and resolution operations increased to $6.1 million in fiscal 1995 from $2.5 million in fiscal 1994 and $605,809 in fiscal 1993. These increases were attributable to increases in the average amount of real estate loans outstanding and gains recognized on the refinancing of, or sale of participations in, loans held by the Company, which resulted in increased interest and fee income to the Company. The Company realized gains of $1.7 million in connection with the sale of participation interests in or refinancing of eleven loans during fiscal 1995 (representing an aggregate Company investment of $13.2 million), as compared to $1.1 million on the refinancing of one loan (representing an aggregate Company investment of $943,000) in fiscal 1994. No participations were sold in portfolio loans, nor were any portfolio loans refinanced, in fiscal 1993.

     During 1995, the Company purchased seven real estate loans, for a total cost of $13.6 million, as compared to three loans for a total of $2.5 million in fiscal 1994 and four loans for a total of $3.9 million in fiscal 1993. In addition, the Company increased its investment in certain existing loans by $1.3 million in fiscal 1995, $717,000 in fiscal 1994 and $527,000 in fiscal 1993 for purposes of paying for property improvement costs, unpaid taxes and similar items relating to properties underlying portfolio loans. As set forth above, all such items had been anticipated by the Company at the time of loan acquisition and included in its analysis of loan costs and yields. In addition, asset acquisition and resolution expenses rose significantly in 1995 compared to both fiscal 1993 and fiscal 1994, primarily as a result of higher legal and personnel costs associated with the expansion of these operations. As a consequence of the foregoing, the Company's gross profit from asset acquisition and resolution operations increased from $500,000 for fiscal 1993 to $2.3 million for fiscal 1994 (363%) and to $5.3 million for fiscal 1995 (134%).


RESULTS OF OPERATIONS:  EQUIPMENT LEASING

     Equipment leasing revenues recognized to date represent fees associated with managing portfolios of equipment leases owned by limited partnerships in which a subsidiary of the


<PAGE 28>

Company is a general partner, as well as the Company's pro rata share of income from these partnerships and lease brokerage fees. The Company acquired this business in September 1995 and accordingly, did not recognize revenues from this sector until after the completion of fiscal 1995. At June 30, 1996, the Company acted as general partner for six limited partnerships which held a total of $19.2 million (book value) in lease assets. For the nine months ended June 30, 1996, the Company's servicing revenues from these equipment leasing partnerships were $818,000. The Company also received revenues in the period of $1.3 million from its interests in the equipment leasing partnerships and $461,000 from its lease brokerage operations.

        Equipment leasing expenses include costs incurred in the management of equipment leasing partnerships in which the Company is a general partner. In accordance with the terms of the related partnership agreements, the Company is reimbursed by the partnerships for certain general and administrative expenses incurred and allocable, directly or indirectly, to the partnerships. Such reimbursements are included in equipment leasing revenue.

RESULTS OF OPERATIONS:  ENERGY

NINE MONTHS ENDED JUNE 30, 1996 COMPARED TO NINE MONTHS ENDED JUNE 30, 1995

        Revenues from production sales for the nine months ended June 30, 1996 increased 2%, compared to the same period of the previous year. A comparison of the Company's revenues from production sales, daily production volumes, and average sales prices follows:

                                                   Nine Months Ended
                                                        June 30,
                                                 ---------------------
                                                   1995         1996
                                                   ----         ----
        Sales (in thousands)
           Gas(1). . . . . . . . . . . . . . .   $ 1,986      $ 1,991
           Oil . . . . . . . . . . . . . . . .       452          468
        Production volumes
           Gas (mcf/day) . . . . . . . . . . .     3,088        3,170
           Oil (bbls/day). . . . . . . . . . .        98           94
        Average sales prices
           Gas (per mcf). . . . . . . . . . .    $  2.36       $ 2.29
           Oil (per bbl). . . . . . . . . . .      16.96        18.23

-----------------------------------
(1) Excludes sales of residue gas, which are typically at a substantial discount to market price, and sales to landowners, which are typically at the retail price to individual consumers (which is substantially in excess of the commercial price received by the Company for its production).


<PAGE 29>

        Natural gas revenues from production sales remained stable during the nine months ended June 30, 1996 as compared with the same period in the prior year because, while the average price per 1,000 cubic feet of natural gas ("mcf") decreased 3%, production volumes increased 3%. Oil revenues increased 4% due to a 7% increase in the average price received per barrel of oil ("bbl"), partially offset by a 4% decrease in production volumes, as compared to the same period in the prior year. The decline in production volumes reflects the natural production decline experienced in the life of wells.

        Energy services revenues decreased $116,000 (8%) for the nine months ended June 30, 1996, compared to the prior year. This decrease resulted from a decrease in wells operated for third parties.

        A comparison of the Company's production costs as a percentage of oil and gas sales, and the production cost per equivalent unit for oil and gas for the nine month periods ended June 30, 1995 and 1996, is as follows:

                                                Nine Months Ended
                                                     June 30,
                                              ---------------------
          Production Costs                      1995         1996
          ----------------                      ----         ----

        As a percent of sales(1) . . . . .       46%          42%
        Gas (mcf). . . . . . . . . . . . .     $1.13        $1.02
        Oil (bbl). . . . . . . . . . . . .     $6.78        $6.12

-----------------------------------
(1)  Excludes sales of residue gas and sales to landowners.


        Exploration and production expenses decreased $103,000 (8%) compared to the prior year. This decrease was primarily attributable to a decrease in the number of wells requiring cleanout and workover operations. These operations are conducted on an as-needed basis and, accordingly, costs incurred by the Company may vary from year to year. Depreciation and amortization consists primarily of amortization of oil and gas properties which, as a percentage of oil and gas revenues, decreased from 29% to 25% in the first nine months of fiscal 1996 as compared to the prior year. Variations from period to period are attributable to changes in the Company's oil and gas reserve quantities, product prices, and fluctuations in the depletable costs basis of oil and gas properties. See Note 2 to the Consolidated Financial Statements. Energy services expenses decreased $46,000 (6%) for the nine months ended June 30, 1996 compared to the prior year as a result of a decrease in wells operated for third parties.

        As a result of the foregoing, gross profit from energy operations increased from $2.0 million for the nine months ended June 30, 1995 to $2.1 million for the nine months ended June 30, 1996 (4.0%).


<PAGE 30>

YEAR ENDED SEPTEMBER 30, 1995 COMPARED TO YEARS ENDED SEPTEMBER 30, 1994 AND SEPTEMBER 30, 1993.

        Oil and gas revenues from production sales remained essentially constant for fiscal years 1993, 1994 and 1995.

        A comparison of oil and gas sales revenue, daily production volumes, and average sales prices for the years indicated is as follows:

                                                          Year Ended
                                                         September 30,
                                                -------------------------------
                                                 1993        1994         1995
                                                 ----        ----         ----
        Sales (in thousands)
          Gas(1) . . . . . . . . . . .         $2,820      $2,851       $2,762
          Oil. . . . . . . . . . . . .            574         535          610
        Production volumes
          Gas (mcf/day)(1) . . . . . .          3,229       3,183        3,283
          Oil (bbls/day) . . . . . . .             84          93          100
        Average sales prices
          Gas (per mcf). . . . . . . .           2.39        2.45         2.31
          Oil (per bbl). . . . . . . .          18.64       15.74        16.74

-----------------------------------
(1)  Excludes sales of residue gas and sales to landowners.

        Natural gas revenues from production sales decreased 3% in fiscal 1995 from fiscal 1994 due to a 6% decrease in the average price per mcf of natural gas partially offset by a 3% increase in production volumes. In fiscal 1994, natural gas revenues increased 1% from revenues in fiscal 1993 due to a 3% increase in the average price per mcf of natural gas produced, partially offset by a 1% decrease in production volumes. Oil revenues increased by 14% in fiscal 1995 from fiscal 1994 due to a 7% increase in production volumes and a 6% increase in the average price per barrel. In fiscal 1994, oil revenues decreased by 7% from revenues in fiscal 1993 due to a 16% decrease in the average price per barrel partially offset by a 10% increase in production volumes. Primarily as a result of these price changes, the Company's gross profit from energy operations decreased from $3 million for fiscal 1993 to $2.4 million for fiscal 1994 (21%) and to $2.6 million for fiscal 1995 (8%).

        The Company continues to experience normally declining production from its properties located in New York State. This decline has been almost totally offset by the acquisition of additional well interests in Ohio. The Company participated in the drilling of three successful exploratory wells and recompleted one successful developmental well during 1995. The impact on revenues from these wells, however, was not fully realized or reflected on the Company's financial statements until fiscal 1996. In fiscal 1994, the Company participated in the drilling of two successful exploratory wells and recompleted one successful development well whose


<PAGE 31>

impact on revenues began to be realized in fiscal 1995.  See "Business - Energy
Operations:  Exploration and Development."

        Energy services revenues decreased 10% in fiscal 1995 over fiscal 1994 and 15% in fiscal 1994 over fiscal 1993. The decrease from 1994 to 1995 resulted from a 16% ($220,000) decrease in revenue from the operation of wells for limited partners. With respect to the decrease from 1993 to 1994, 1993 revenues included a distribution of approximately $86,000 from a 10% equity investment in a joint venture formed to own and operate a natural gas pipeline located in New York State. Excluding this 1993 distribution, gas gathering revenues fell 2% from fiscal 1993 to 1994. Well operating revenues decreased 10% ($144,000) from fiscal 1993 to 1994 as a result of a decrease in the number of wells operated for third parties. Financial services provided to partnerships, which are included in energy services, also decreased 27% ($126,000) due to a reduction in reporting services provided to certain partnerships.

        A comparison of the Company's production costs as a percentage of oil and gas sales, and the production cost per equivalent unit for oil and gas for 1993, 1994 and 1995, is as follows:

        Production Costs                     1993       1994        1995
        ----------------                     ----       ----        ----

        As a percent of sales(1) . . . .      43%        40%         44%
        Gas (mcf). . . . . . . . . . . .    $1.08      $1.00       $1.06
        Oil (bbl). . . . . . . . . . . .    $6.48      $6.01       $6.36

-----------------------------------
(1)  Excludes sales of residue gas and sales to landowners.


        Production costs increased 10% ($133,000) from fiscal 1994 to fiscal 1995 as a result of the acquisition of limited partners' interest in certain oil and gas partnerships for which the Company serves as general partner and increased workover costs in the Company's Ohio fields of operation. Production costs decreased 7% ($109,000) from fiscal 1993 to fiscal 1994, a result of a 6% ($29,000) decrease in transportation and compressor expenses and a 22% ($21,000) decrease in production taxes, a result of slightly less volumes produced in fiscal 1995 as compared to fiscal 1994.

        Exploration costs decreased 64% ($405,000) in 1995 from 1994, and increased 147% ($378,000) from 1993 to 1994, due to higher impairment and abandonment of non-producing properties and dry hole costs incurred in fiscal 1994. During 1995, the Company's participation in two exploratory dry holes and lease impairments totalled $56,000. During 1994, the Company's participation in two exploratory dry holes and the determination that an exploratory well drilled in a previous year was not capable of economic production along with lease impairment totalled $547,000.

        Depreciation, depletion and amortization consist primarily of amortization of costs relating to oil and gas properties. Amortization of oil and gas property costs as a percentage of oil and


<PAGE 32>

gas revenues was 27% in 1995, 28% in 1994 and 33% in 1993. The variance from year to year is directly attributable to changes in the Company's oil and gas reserve quantities, product prices and fluctuations in the depletable cost basis of oil and gas properties. See Note 2 to the Consolidated Financial Statements.

RESULTS OF OPERATIONS:  OTHER INCOME (EXPENSE)

        General and administrative expense decreased 13% ($231,000) for the nine months ended June 30, 1996 as compared to the same period in 1995 primarily as a result of a decrease in executive compensation due to the death of a senior officer in July 1995. General and administrative expense increased 19% from 1994 to 1995, after having remained relatively flat from 1993 to 1994. The increase in 1995 was a result of the payment of incentive compensation to executive officers (see "Management - Executive Officer Compensation"). During 1993, the Company settled a lawsuit (see Note 3 to the Consolidated Financial Statements) in which the Company received the return of $450,000 of compensation previously paid to its Chairman and its then-President. In connection with this settlement, the Company reimbursed the plaintiff $79,250 for certain legal fees and expenses. Loss on debt restructuring in 1993 represents the write-off of deferred finance costs associated with an unused revolving credit facility which the Company decided to terminate as a result of the unstable market for oil and gas and decreased drilling activity.

        Interest expense increased $781,000 from 1994 to 1995, and $269,000 from 1993 to 1994, reflecting an increase in borrowings to fund the growth of the Company's asset acquisition and resolution operations. In May 1994, the Company privately placed an $8.0 million Senior Note (see "Business - Sources of Funds"). In December 1994, the Company borrowed $2.5 million from another lender and $2.0 million from PICO. The $2.5 million was repaid in June 1995 and the $2.0 million was repaid in September 1995. See "Management - Certain Relationships and Related Transactions".

LIQUIDITY AND CAPITAL RESOURCES

NINE MONTHS ENDED JUNE 30, 1996 COMPARED TO NINE MONTHS ENDED JUNE 30, 1995

         Sources and uses of cash for the nine months ended June 30, 1995 and 1996 are as follows:

                                               June 30,         June 30,
                                                 1995             1996
                                               --------         --------

   Provided by operations . . . . . . . . . .  $ 1,610          $    10
   Provided by (used in) investing activities   (7,017)           2,361
   Provided by (used in) financing activities    5,770             (604)
                                               -------          -------
                                               $   363          $ 1,767
                                               =======          =======


<PAGE 33>

        The Company had $4.2 million in cash and cash equivalents on hand at June 30, 1996. The Company's ratio of current assets to current liabilities was 8.6:1 on June 30, 1996, up from 2.9:1 at September 30, 1995 and 4.7:1 at June 30, 1995. Working capital at June 30, 1996 was $6.9 million, up from $2.6 million at September 30, 1995 and $3.3 million at June 30, 1995.

        Cash provided by operating activities decreased $1.6 million in the first nine months of fiscal 1996 as compared to the same period in the prior year. This decrease was the result of changes in net working capital (principally a $1.8 million increase in accounts receivable), partially offset by an increase in net income.

        The Company invested $12.1 million in the acquisition of eight real estate loans and advanced $1.4 million on existing loans held by the Company during the first nine months of fiscal 1996 as compared to the investment of $13.0 million in the acquisition of five real estate loans and $767,000 in advances during the similar prior period. In addition, the Company sold senior participations in three loans and received proceeds upon the refinancing of three loans amounting to $16.0 million in the first nine months of fiscal 1996. Senior participations were sold in, or borrowers refinanced nine loans generating $5.4 million in cash in the similar prior period. As a result, the Company's net cash provided by investing activities increased $9.4 million during the first nine months of fiscal 1996, as compared to the prior year. See "Business - Sources of Funds."

        The Company's cash flow used in financing activities increased $6.4 million during the first nine months of fiscal 1996 as compared to the same period in the prior year. During the first nine months of fiscal 1995, the Company (i) sold a $2.0 million loan participation, (ii) borrowed $2.5 million and (iii) by pledging substantially all of the Company's oil and gas properties as collateral security for the Senior Note, was able to make available for corporate investment purposes $3.9 million in previously restricted cash. No such financing was obtained during the first nine months of fiscal 1996. In addition, the Company resumed the payment of dividends in the fourth quarter of fiscal 1995 and paid $568,000 in dividends the first nine months of fiscal 1996.

        During the period, the Company's effective tax rate increased from 17% to 29% as a result of a continuing decrease in the generation of depletion (for tax purposes) and tax credits and due to 1995 not benefiting, as did 1994, from the reversal of a previously established valuation allowance. See "Year Ended September 30, 1995 Compared to Years Ended September 30, 1994 and September 30, 1993," below. Deferred tax liability increased from $1.147 million at September 30, 1995 to $2.367 million at June 30, 1996 as a result of the following:


<PAGE 34>
                                               (DOLLARS IN THOUSANDS)

      Increase in statutory depletion and tax
         credit carryforwards used for tax purposes. . . . .          $780
      Increase in excess depreciation, amortization
         and depletion claimed for tax purposes. . . . . . .           140
      Increase in excess asset acquisition and
         resolution revenues claimed for book purposes . . .           300
                                                                    ------
                                                                    $1,220
                                                                    ======

        As a result of higher taxable income in 1995 and 1996 than in prior years, the Company had used all of its depletion and investment tax credit carryforwards as of June 30, 1996. The changes in the above table reflect temporary differences between the recognition of items for financial statement purposes and their recognition for federal income tax purposes.

        As of June 30, 1996, the Company had no material commitments for capital expenditures (including commitments to acquire loans or fund lease transactions). Subsequent to June 30, 1996, the Company funded $663,000 in lease transactions and had committed to fund lease transactions of approximately $1.872 million. See "Business - Sources of Funds: Lease Financing Proposal."

YEAR ENDED SEPTEMBER 30, 1995 COMPARED TO YEARS ENDED SEPTEMBER 30, 1994 AND SEPTEMBER 30, 1993

        Sources and (uses) of cash for the three years ended September 30, 1995, are as follows:

                                                  1993       1994        1995
                                                  ----       ----        ----
                                                   (in thousands of dollars)
                                                   -------------------------
   Provided by operations . . . . . . . . . . .  $1,378     $2,258      $1,578
   Used in investing activities . . . . . . . .  (5,248)    (2,518)     (6,113)
   Provided by (used in) financing activities .    (751)     2,096       4,395
                                                -------     ------      ------
                                                $(4,621)    $1,836      $ (140)
                                                =======     ======      ======


        The Company had $2.5 million in cash and cash equivalents on hand at September 30, 1995, as compared to $2.6 million at September 30, 1994 and $762,000 at September 30, 1993. The Company's ratio of current assets to current liabilities was 2.9:1 on each of September 30, 1995, 1994 and 1993. Working capital at September 30, 1995 was $2.6 million as compared to $2.6 million at September 30, 1994 and $1.4 million at September 30, 1993.

        Cash provided by operating activities decreased $681,000, or 30%, during 1995, as compared to the prior year, while it increased $881,000, or 63%, during 1994 from 1993. These changes are primarily the result of changes in net working capital. The decrease in fiscal 1995


<PAGE 35>

was primarily the result of an increase in the accretion of discount due to increases in the Company's loan portfolio, while the increase in fiscal 1994 was principally due to decreases in accounts payable and accrued liabilities.

        The Company's cash used in investing activities increased $3.6 million, or 143%, during 1995, as compared to 1994, and decreased $2.7 million, or 52%, during 1994 as compared to 1993. The changes resulted from changes in the amount of cash used to fund asset acquisition and resolution activities. The Company invested (net of proceeds) $10.2 million, $1.0 million and $5.3 million in fiscal 1995, 1994 and 1993, respectively. During fiscal 1995 the Company also invested $877,000 in the acquisition of a leasing company (see Note 9 to the Consolidated Financial Statements). Cash used for capital expenditures decreased $219,000, or 21%, during 1995 due to a decrease in purchases of additional working interests in wells operated by the Company, but increased $473,000, or 84%, during 1994 due to an increase in such working interest purchases.

        The Company's cash flow provided by financing activities increased $2.3 million during 1995, as compared to 1994, and increased $2.8 million in 1994 as compared to 1993. During fiscal 1994, the Company issued the Senior Note in the amount of $8.0 million (see "Business - Sources of Funds: Senior Note"), of which $5.2 million was pledged, along with seven of the Company's portfolio loans, as collateral and restricted as to its usage. The Company was, however, free to use such restricted cash for the purpose of purchasing additional loans provided such purchased loans were immediately pledged in place of the utilized cash. During fiscal 1995, the Company (i) sold a $2.0 million loan participation, (ii) borrowed $2.5 million and (iii) was able to release for corporate investment purposes $4.9 million of the restricted cash as a result of the purchase of loans for the Company's portfolio. The Company invested $2.5 million during fiscal 1994 in three loans and $527,000 was advanced on existing loans held by the Company. Funds received from the sales of assets totaled $2.2 million for the year ended September 30, 1994, compared to $372,000 in 1993, due to the refinancings of one loan in fiscal 1994. Asset sales in 1993 consisted of the sale of certain oil and gas interests and the sale of a tract of land previously held by the Company for real estate development.


        The effective tax rate increased from (8%) in fiscal 1994 to 19% in fiscal 1995 due to a lesser amount of tax credits and statutory depletion being generated in fiscal 1995 as compared to fiscal 1994. In addition, adjustments to the prior year's accruals and the valuation allowance resulted in a 6 percentage point increase in fiscal 1995 as compared to fiscal 1994. Deferred tax liability increased $473,000 from fiscal 1994 to fiscal 1995 due to the following changes:


<PAGE 36>

                                                     (DOLLARS IN THOUSANDS)

        Increase in statutory depletion and tax
         credit carryforwards used for tax purposes. . . . . .        $975
        Decrease in asset acquisition and resolution
         revenue claimed for book, not tax purposes. . . . . .        (120)
        Elimination of valuation allowance . . . . . . . . . .        (271)
        Decrease in excess depreciation, amortization
         and depreciation claimed for book purposes. . . . . .        (173)
        Increase in accelerated deduction for employee
         stock ownership plan payments claimed for
         tax purposes. . . . . . . . . . . . . . . . . . . . .          37
        Increase in other items, net . . . . . . . . . . . . .          25
                                                                      ----
                                                                      $473
                                                                      ====

        The effective tax rate decreased from 7% in fiscal 1993 to (8%) in fiscal 1994. This decrease was the result of adjustments to the valuation allowance for deferred tax assets. During fiscal 1993 the realization of certain deferred tax assets was uncertain due to the uncertainty that the Company would generate adequate taxable income to utilize these deferred assets. The allowance was partially reversed in fiscal 1994, resulting in a 25 percentage point decrease between the two fiscal periods. This decrease was partially offset by lower tax credits and statutory depletion being generated in fiscal 1994 as compared to fiscal 1993, which caused an 8 percentage point increase from fiscal 1993 to fiscal 1994. As of September 30, 1995, the Company had no material commitments for capital expenditures (including commitments to acquire loans or fund lease transactions).

INFLATION AND CHANGES IN PRICES

        Inflation affects the Company's operating expenses and increases in those expenses may not be recoverable by increases in finance rates chargeable by the Company. Inflation also affects interests rates, and movements in rates may adversely affect the Company's profitability.

        The Company's revenues and the value of its oil and gas properties have been and will continue to be affected by changes in oil and gas prices. Oil and gas prices are subject to fluctuations which the Company is unable to control or accurately predict.

ENVIRONMENTAL REGULATION

        A continued trend to greater environmental and safety awareness and increasing environmental regulation has resulted in higher operating costs for the oil and gas industry and the Company. The Company believes environmental and safety costs will continue to increase in the future. To date, compliance with environmental laws and regulations has not had a material impact on the Company's capital expenditures, earnings or competitive position. The


<PAGE 37>

Company monitors environmental laws and believes it is in compliance with applicable environmental regulations. The Company is unable to predict the impact of future laws and regulations on the Company's operations.

                                 BUSINESS

GENERAL

        The Company is a specialty finance company engaged in three lines of business: the acquisition and resolution of commercial real estate loans, commercial equipment leasing, and energy operations, including natural gas and oil production. For approximately 25 years prior to 1991, the Company was principally involved in the energy industry. Following the acquisition of a significant ownership position in the Company by new stockholders in 1988 and the appointment of new senior management (including the current Chairman, who has been a senior officer of banking and other financial institutions for the past 30 years), the Company evaluated alternative strategies to expand and diversify its operations (particularly in light of the declining attractiveness of the energy business to small investors following the 1986 changes to the federal tax law).

        Since 1991, the Company's business strategy has focused on locating and developing niche finance businesses in which the Company can realize attractive returns by targeting well-defined financial services markets and by developing specialized skills to service those markets on a cost-effective basis. To date, the Company has developed two business lines (asset acquisition and resolution, and equipment leasing) that it believes meet these criteria.

     The Company's asset acquisition and resolution business involves the purchase at a discount of relatively small (generally $1 million to $5 million in purchase price), troubled commercial real estate loans from private market sellers (primarily financial institutions), and the restructuring and refinancing of those loans. These loans typically involve legal and other disputes among the lender, the borrower and/or other parties in interest, and generally are secured by properties which are unable to produce sufficient cash flow to fully service the loans in accordance with the original lender's loan terms. Since entering this business in 1991, the Company's loan portfolio has grown to $97.2 million (before discounts) at June 30, 1996. During the fiscal years ended September 30, 1993, 1994 and 1995 and the nine months ended June 30, 1996, the Company's yield on its net investment in loans acquired (including gains on refinancings and sales of participations) equalled 12.1%, 30.8%, 34.6% and 31.5%, respectively, while its gross profits from its loan activities for fiscal 1993, 1994 and 1995 were $500,000, $2.3 million and $5.3 million, respectively, and for the first nine months of fiscal 1996 were $5.2 million.

     The Company seeks to reduce the amount of its own capital invested in loans after their acquisition, and to enhance its returns, through prompt refinancing of the properties underlying its loans, or through sale at a profit of senior participations in its loans (typically on a recourse basis). See "- Asset Acquisition and Resolution: Accounting for Discounted Loans,"


<PAGE 38>

below. At June 30, 1996, senior lenders held outstanding obligations of $35.7 million, secured by properties with an aggregate appraised value of $64 million, resulting in a ratio of senior lien obligations-to-appraised value of property of 56%. Currently, the operating cash flow coverage on the required debt service on refinancings and participations (exclusive of proceeds from such refinancings and participations) is 163.6%. The balance of operating cash flow is, pursuant to agreements with the borrowers, retained by the Company as debt service on the outstanding balance of the Company's loans. See "- Asset Acquisition and Resolution: Loan Status," below.

        In September 1995, the Company entered the commercial leasing business through its acquisition of the leasing subsidiary of Fidelity. This acquisition provided the Company with a servicing portfolio of approximately 520 individual leases held by six leasing partnerships which provided the Company with a servicing revenue stream of $1.3 million during the first nine months of fiscal 1996. More importantly, through this acquisition the Company acquired an infrastructure of operating systems, computer hardware and proprietary software (generally referred to as a "platform"), as well as personnel, which the Company is utilizing to develop its commercial leasing business for its own account.

     In order to develop this business, in early 1996 the Company hired a team of four experienced leasing executives, including the former chief executive officer of the U.S. leasing subsidiary of Tokai bank, a major Japanese banking institution. See "Management - Other Significant Employees." The Company's strategy in developing its leasing business is to focus on leases with equipment costs of between $5,000 to $100,000 (with a targeted average transaction of approximately $15,000 per lease) ("small ticket" leasing) and to market its equipment leasing product through vendor programs with equipment manufacturers likely to generate $10 million or less annually in equipment leases, regional distributors and other vendors. The Company believes that this market is under-served by equipment lessors, banks and other financial institutions, affording the Company a niche market with significant growth potential. From the inception of leasing activity for its own account in June 1996 through September 30, 1996, the Company has received 271 lease proposals involving equipment with an aggregate cost of $6.5 million, approved 118 such proposals involving equipment with an aggregate cost of $2.5 million, entered into 39 transactions involving equipment with an aggregate cost of $711,000 and, had 21 such proposals pending involving equipment with an aggregate cost of $1.3 million.

        The Company produces natural gas and, to a lesser extent, oil from locations principally in Ohio, Pennsylvania and New York. At June 30, 1996, the Company had a net investment of $13.3 million in its energy operations, including interests in 772 individual wells owned directly by the Company or through 52 partnerships and joint ventures managed by the Company. While the Company has focused its business development efforts on its specialty finance operations over the past several years, its energy operations historically have provided a steady source of revenues and tax benefits.


<PAGE 39>

ASSET ACQUISITION AND RESOLUTION

STRATEGY

IDENTIFICATION AND ACQUISITION OF TROUBLED COMMERCIAL REAL ESTATE LOANS. The Company believes that the success to date of its asset acquisition and resolution business has been due in large part to its ability to identify and acquire troubled commercial real estate loans which, due to legal or factual disputes, operational difficulties or other problems, can be acquired at a discount from the unpaid principal and interest amounts of the loan and the estimated value of the underlying property. A principal part of this strategy is the Company's focus on relatively small commercial loans (generally $1 million to $5 million in purchase price) held by large private sector financial institutions. Due to the small size of these loans relative to a large institution's total portfolio, the lender is often not able, or willing, to devote the managerial and other resources necessary to resolve the problems to which the loans are subject, and thus is sometimes willing to dispose of these loans at prices favorable to the Company. The Company, which offers to acquire a loan quickly and for immediate cash, provides a convenient way for an institution to dispose of these loans and to eliminate future work-out costs. The Company believes that the trend of consolidation in the banking industry may cause an increase in the amount of smaller loans available for sale and provide the Company significant opportunities for growth.

        EFFICIENT RESOLUTION OF LOANS. The Company believes that a further aspect of its success to date has been its ability to resolve problems surrounding loans it has identified for acquisition. The principal element of this strategy is the cost-effective use of management and third-party resources to negotiate and resolve disputes concerning a troubled loan or the property securing it, and to identify and resolve any existing operational or other problems at the property. To implement this strategy, the Company has taken advantage of the background and expertise of its management (see "Management") and has identified third-party subcontractors (such as property managers and legal counsel; see "Management - Certain Relationships and Related Transactions.") familiar with the type of problems to which smaller commercial properties may be subject and who have, in the past, provided effective services to the Company.


        REFINANCING OR SALE OF PARTICIPATIONS IN PORTFOLIO LOANS. The Company seeks to reduce its invested capital and enhance its returns through prompt refinancing of the properties underlying its loans or through sales, at a profit, of senior participations in its loans. In so doing, the Company has in the past obtained a return of a substantial portion (and in some cases all) of its invested capital, which it will typically seek to reinvest in further loans, while maintaining a significant continuing position in the original loan. See "- Asset Acquisition and Resolution: Sale of Participations and Refinancings," below. The Company's strategic plan contemplates a continued growth in its loan portfolio, in part through the liquidity provided by such sales or refinancings.

        DISPOSITION OF LOANS. In the event a borrower does not repay a loan when due (whether upon expiration of the Forbearance Agreement or otherwise), the Company will seek to sell the


<PAGE 40>

property underlying the loan or otherwise liquidate the loan. In appropriate cases and for appropriate consideration, the Company may agree to further forbearance. See "- Asset Acquisition and Resolution: Forbearance Agreements" and ": Loan Status," below.

MARKET FOR ASSET ACQUISITION AND RESOLUTION SERVICES.

      The discounted loans acquired by the Company to date are secured by commercial properties (multi-family housing, small office buildings or single-user retail properties) which, while income producing, are unable to fully meet debt service requirements set forth in their initial underwriting. All of the loans have been acquired from private sector entities (banks and other financial institutions or institutional sellers) except for one loan purchased from the United States Department of Housing and Urban Development. Typically, the loans identified by the Company for acquisition (and the properties securing them) have been the subjects of complex and/or contentious factual and legal disputes, operational difficulties or other problems demanding commitments of managerial and other resources that are perceived by the selling institutions to be inordinate relative to the comparatively small asset value of these loans.

        The market for asset acquisition and resolution services of the type provided by the Company is, the Company believes, relatively new. A major impetus to this market has been the sales of packages of under-performing and non-performing loans by government agencies, in particular the Resolution Trust Corporation ("RTC") and Federal Deposit Insurance Corporation ("FDIC"). While the need for asset acquisition and resolution services by governmental agencies has declined in recent years (the RTC terminated its loan pool packaging and sales operations on December 31, 1995, and any RTC assets remaining to be sold at that time were transferred to the FDIC for sale), the Company believes (based upon its operations to date) that a permanent market for these services is emerging in the private sector as financial institutions realize that outside specialists may be able to resolve troubled loan assets more cost-efficiently than the institution's internal staff. Moreover, the sale of loan assets provides the institutions with a means of disposing of under-performing loans, thereby obtaining liquidity and improving the institution's balance sheet. The trend has been reinforced, management believes, by consolidation within the banking industry and, within the insurance industry, by the implementation of risk-based capital rules.

ACQUISITION AND ADMINISTRATION.
      Prior to acquiring any loan, the Company conducts an acquisition review. This review includes an evaluation of the adequacy of the loan documentation (for example, the existence and adequacy of notes, mortgages, collateral assignments of rents and leases, and title policies insuring first or other lien positions) and other available information (such as credit and collateral files). The value of the property securing the loan is estimated by the Company based upon a recent independent appraisal obtained by the borrower, an independent appraisal obtained by the Company, or upon valuation information obtained by the Company and thereafter confirmed by independent appraisal. One or more members of the Company's management makes an on-site inspection of the property; where appropriate, the Company will require further inspections by
engineers, architects or property management consultants.   The Company may also
retain


<PAGE 41>

environmental consultants to review potential environmental issues.  The
Company obtains and reviews available rental, expense, maintenance and other operational information regarding the property, prepares cash flow and debt service analyses and reviews all pertinent information relating to any legal or factual disputes to which the property is subject. The amount of the Company's offer to purchase is based upon the foregoing evaluations and analyses. The Company generally will not acquire a loan unless (i) current net cash flow from the property securing the loan is sufficient to yield an immediate cash return on the Company's investment of not less than 10% per annum, (ii) the ratio of the Company's investment to the appraised value of the property underlying the loan is less than 80%, (iii) there is the possibility of either prompt refinancing of the loan by the borrower after acquisition, or sale by the Company of a participation, that will result in an enhanced yield to the Company on its (reduced) funds still outstanding (see "- Sale of Participations and Refinancings," below), and (iv) there is the possibility of substantial increase in the value of the property underlying the loan over its appraised value, increasing the potential amount of the loan discount recoverable by the Company at loan termination. On occasion the Company will acquire a loan that does not meet one or more of the criteria specified above if in the Company's judgment other factors make the loan an appropriate investment opportunity. The Company currently has in its portfolio five loans in which the ratio of initial investment-to-appraised value of underlying property exceeded 80%. Also, the Company has acquired loans outside of its targeted range of $1 million to $5 million (5 loans were acquired at a lesser cost, while one loan was acquired at a greater cost), and as opportunities arise, may do so in the future. The Company is not limited by regulation or contractual obligation as to the types of properties securing the loans it may seek to acquire, the nature or priority of any lien or other encumbrance it may accept with respect to a property, whether, after sale of a participation or a refinancing, its interest in a loan must continue to be secured, the amount it may invest in any one loan or the ratio of initial investment-to-appraised value of the underlying property.

        As part of the acquisition process, the Company typically resolves disputes relating to the loans or the underlying properties. Through negotiations with the borrower and, as appropriate or necessary, with other creditors or parties in interest, the Company seeks to arrive at arrangements that reflect more closely the current operating conditions of the property and the present strategic position of the various interested parties. Where appropriate, the Company will offer concessions to assure the Company's future control of the property's cash flow free from dispute. These arrangements are normally reflected in a Forbearance Agreement, pursuant to which the Company agrees to defer foreclosure or other action so long as the arrangements reflected in the Forbearance Agreement are met. The Company also seeks to resolve operational problems of the properties by appointment of a property manager acceptable to it (see "- Asset Acquisition and Resolution: Forbearance Agreements," below, and "Management -Certain Relationships and Related Transactions") and may advance funds for purposes of paying property improvement costs, unpaid taxes and similar items. Prior to loan acquisition the Company includes in its pre-acquisition analysis of loan costs and yields an estimate of such advances; see "Management's Discussion and Analysis of Financial Condition and Results of Operations: Results of Operations: Asset Acquisition and Resolution").

        After acquiring a loan, the Company follows specified procedures to monitor loan performance and compliance. In particular, the Company requires that all revenues from the property underlying the loan be paid into an operating account on which the Company is the sole


<PAGE 42>

signatory. All expenditures with respect to a property (including debt service, taxes, operational expenses and maintenance costs) are paid from that account and are reviewed and approved by a senior officer of the Company prior to payment. The Company further requires that its approval be obtained before any material contract or commercial lease with respect to a property is executed. To assist it in monitoring the loan, the Company requires that the borrower prepare a budget for the property not less than sixty days prior to the beginning of a year, which must be reviewed and approved by the Company, and submit both a monthly cash flow statement and a monthly occupancy report. The Company analyzes these reports in comparison with each other and with account activity in the operating account referred to above.

SALE OF PARTICIPATIONS AND REFINANCINGS.

     In evaluating a potential loan, the Company places significant emphasis on the likelihood of its being able to sell a participation on favorable terms after the acquisition and/or the borrower's likely ability, with or without the Company's assistance, to secure favorable refinancing. When a loan is refinanced, or a participation sold, the Company will obtain net refinance or participation proceeds in an amount representing a major portion of (and sometimes exceeding) the amount of its investment in the loan. After such refinancing or sale of a participation, the Company will typically retain an interest in the loan, which is usually subordinated to the interest of the refinance lender or loan participant.

       Where a participation interest is sold, the balance of the Company's loan outstanding at the time of sale remains outstanding, including as a part of that balance the amount of the participation. Thus, the Company's remaining interest effectively "wraps around" the participation interest. Typically the interest rate on the participation interest is less than the stated rate on the Company's loan. From debt service payments received by the Company, the Company remits to the participant the debt service applicable to its interest, retaining the balance. See "- Asset Acquisition and Resolution: Loan Status," below. Participations sold during 1994 and 1995 to PICO also obligated the Company, in the event of a default on the related loan, to replace it with a performing loan. See "Risk Factors - Sales of Participations to Insurance Company' and "Business - Sources of Funds: Participations."

        Where a refinancing is effectuated, the Company reduces the amount outstanding on its loan by the amount of net refinancing proceeds received by it and either converts the outstanding balance of the original note (both principal and accrued interest, as well as accrued penalties) into the stated principal amount of an amended note on the same terms as the original note or retains the original loan obligation as paid down by the amount of refinance proceeds received by the Company. As with participations, the interest rate on the refinancing is less than the interest rate on the Company's retained interest. After sale of a participation or a refinancing, the Company's retained interest may not be formally secured by a mortgage (because of conditions imposed by the refinance lender), although it may be protected by a judgment lien, an unrecorded deed-in-lieu of foreclosure, the borrower's covenant not to further encumber the property without the Company's consent, or a similar device. See "Risk Factors - Asset Acquisition and Resolution
Considerations:  Lien Priority" and ":  Credit Risks."


<PAGE 43>

FORBEARANCE AGREEMENTS.

     On substantially all of its portfolio loans, the Company has entered into Forbearance Agreements with borrowers pursuant to which (i) the Company agrees, subject to receipt of minimum monthly payments, to defer the exercise of existing rights to proceed on the defaulted loan (including the right to foreclose), (ii) the Company directly receives the rents from the underlying property and (iii) the borrower agrees to retain a property management firm
acceptable to the Company.   As a result of provision (iii), an affiliated
company, Brandywine Construction and Management, Inc. ("BCMI") (see "Management
- Certain Relationships and Related Transactions"), has assumed responsibility for supervisory and, in many cases, day to day management of the underlying properties. In five instances, the President of BCMI has also acted as the general partner of the borrower. The minimum payments required under a Forbearance Agreement (generally related to anticipated cash flow from the property after operating expenses) are normally materially less than the debt service payments called for by the original terms of the loan. The difference between the minimum required payments under the Forbearance Agreement and the payments called for by the original loan terms continues to accrue, but (except for amounts recognized as an accretion of discount; see "- Asset Acquisition and
Resolution: Accounting for Discounted Loans," below) are not recognized as revenue to the Company until actually paid.

        At the end of the term of a Forbearance Agreement, the borrower is required to pay the loan in full. The borrower's ability to do so, however, will be dependent upon a number of factors, including prevailing conditions at the underlying property, the state of real estate and financial markets (generally and as regards the particular property), and general economic conditions. In the event the borrower does not do so, the Company will seek to sell the property underlying the loan or otherwise liquidate the loan. The Company anticipates that it may, in appropriate cases, and for appropriate additional consideration, agree to further forbearance.

        An existing Forbearance Agreement remains in effect with no modifications when the Company sells a participation in a loan. In such instance, the participant's interest is in the loan as modified by the terms of the Forbearance Agreement. However, when a borrower refinances a loan, the Forbearance Agreement is thereby amended to (i) reflect the pay down of the loan balance, (ii) acknowledge the existence of the refinancing and (iii) provide for the continued effectiveness of all provisions of the Forbearance Agreement for the term specified therein, except that where specific provisions of the Forbearance Agreement is inconsistent with the terms of the refinancing, the terms of the refinancing have priority. In some refinancings, the refinance lender may require that the borrower issue an amended note (a "retained interest note") to reflect the reduction of the borrower's indebtedness to the Company and, where applicable, any other revised terms (such as extension of the forbearance period).

LOAN STATUS.

     Of the twenty-three loans in the Company's portfolio, seventeen were acquired as first mortgage loans and six were acquired as junior lien obligations. In accordance with the Company's emphasis on acquiring loans in anticipation of refinancing, borrowers on six of the


<PAGE 44>

Company's loans have obtained refinancing, and the Company has sold participations in eleven loans. After such refinancings and sales of participation interests, the Company holds subordinated interests in twenty-one loans, of which six interests are not collateralized by recorded mortgages. See "Risk Factors - General: Credit Risks" and Note 11 to the Consolidated Financial Statements. The following table sets forth the Company's acquisition and refinancing activity from 1991 (the year the Company commenced its asset acquisition and resolution operations) through June 30, 1996:


<PAGE 45>

                                                                                   Outstanding     Appraised Value
Property   Type of                                                       Loan        Loan           of Property          Cost of
Number     Property        Location           Seller                   Acquired   Receivable(1)   Securing Loan(2)     Investment(3)
--------   --------        --------           ------                   --------   -------------   ----------------     -------------
  001      Multifamily     Pennsylvania       Alpha Petroleum           1991      $  8,204,078      $  5,300,000        $ 4,596,614
                                               Pension Fund
  002      Multifamily     Pennsylvania       CoreStates Bank(9)        1992         1,443,832           800,000            547,495
  003      Multifamily     New Jersey         RAM Enterprises/Glenn     1993         2,482,753         1,350,000          1,075,441
                                                Industries Pension Plan
  004      Multifamily     Pennsylvania       St. Paul Federal          1993         1,424,320         1,120,000            840,945
                                                Bank for Savings(12)
  005      Office          Pennsylvania       Shawmut Bank(9)           1993         5,430,419         1,600,000          1,179,441
  006      Office/Retail   Virginia           Nationsbank(9)            1993         5,354,953         2,425,000          2,283,952
  007      Single User     Minnesota          Prudential Insurance      1993         4,356,649         2,525,000          1,362,421
            (Retail)                            Alpha Petroleum
                                                  Pension Fund
  008      Multifamily     Pennsylvania       Nomura/Cargill/           1994         5,245,039         1,950,000          1,612,674
                                                Eastdil Realty(13)
  009      Multifamily     Pennsylvania       Mellon Bank(9)            1995         1,581,426         1,730,000          1,358,884
  010      Multifamily     Pennsylvania       RIVA Financial            1994         1,471,736           750,000            454,856
  011      Office          Washington, D.C.   First Union Bank(9)       1995         1,059,045         1,250,000            912,486
  012      Multifamily     Pennsylvania       CoreStates Bank(9)(12)    1995         2,547,928         1,825,000          1,245,538
  013      Single User     California         California Federal        1995         2,997,624         2,400,000          1,671,695
            (Commercial)                        Bank, FSB
  014      Office          Washington, D.C.   Nomura/Cargill/           1995        14,171,703        11,000,000          8,546,218
                                                Eastdil Realty(13)
  015      Condo/          North Carolina     First Bank, South         1995         3,736,570         3,501,000          2,697,612
           Multifamily                          Trust Bank(14)
  016      Single User     California         Mass Mutual, Alpha        1995         6,536,626         3,000,000          2,064,494
            (Retail)                           Petroleum Pension Fund
  017      Single User     West Virginia      Triester Investments(9)   1996         3,860,684         1,900,000            911,152
            (Retail)
  018      Single User     California         Emigrant Savings Bank,    1996         2,865,097         4,555,000          2,142,025
             (Retail)                          Walter R. Samuels and
                                               Jay Furman (16)
  019      Multifamily     Pennsylvania       Summit Bancorp(9)         1996         4,935,380         4,600,000          3,756,603
  020      Office          New Jersey         Cargill/Eastdil           1996         5,850,348         4,000,000          2,709,083
                                               Realty(13)
  021      Multifamily     Pennsylvania       Bruin Holdings/Berkeley   1996         7,857,048         2,700,000          1,424,311
                                               Federal Savings Bank
  022      Multifamily     Pennsylvania       FirsTrust FSB             1996         3,288,423         3,250,000          2,281,525
  023      Multifamily     Pennsylvania       Jefferson Bank            1996           625,330           510,000            412,206
                                                                                   -----------       -----------        -----------
                                                                       Totals      $97,227,011       $64,031,000        $46,087,671
                                                                                   ===========       ===========        ===========


<PAGE 46>


           Proceeds from                                         Company's Net      Maturity of Loan/
           Refinancing or                                        Interest In        Expiration of
Property   Participations     Net             Carried Cost       Outstanding Loan   Forbearance
Number     Sold               Investment(4)   of Investment(5)   Receivables(6)     Agreement(7)
--------   --------------     -------------   -------------      ----------------   -----------------
   001      $ 2,570,000(8)     $ 2,026,614    $ 2,410,664        $  5,674,078         12/31/02
   002          575,000(10)        (27,505)       179,980             843,832         10/31/98
   003          825,000(10)        250,441        694,850           1,632,753(11)     10/31/98
   004          871,000(10)        (30,055)       226,967             528,320         10/31/98
   005          940,000(10)        239,441      1,088,709           4,590,419           2/7/01
   006          840,000          1,443,952      1,537,546           4,471,953         10/31/98
   007        2,099,000           (736,579)       527,845           2,043,649         12/31/14
   008          934,300            678,374        721,211           4,119,039          7/31/98
   009          654,600            704,284        510,608             686,426          11/1/99
   010          575,000(10)       (120,144)       112,467             871,736           9/2/99
   011          660,000(10)        252,486        414,361             374,045          9/30/99
   012        1,135,000(10)        110,538        747,640           2,547,928(11)      12/2/99
   013        1,975,000(10)       (303,305)       302,352             997,624         12/21/99
   014        6,487,000          2,059,218      3,170,843           7,256,576         11/30/98
   015        2,475,000(8)         222,612        356,148           1,284,492          8/25/00
   016        2,375,000(10)       (310,506)       428,702           4,136,626         12/31/00
   017          524,000(8)         387,152        425,556           3,337,684         12/31/18(15)
   018        1,969,000(10)        173,025        782,974             896,097          11/1/98
   019        3,020,000            736,603        900,016           1,635,380         12/29/00
   020          600,000          2,109,083      1,536,728           5,850,348           2/7/01
   021        2,010,000(10)       (585,689)       516,035           5,847,700(17)       7/1/16(17)
   022        1,250,000(8)       1,031,525      1,060,176           2,038,423         10/31/98(18)
   023          303,000(8)         109,206        110,559             322,330          3/28/01(19)
           --------------      ------------   -----------        ----------------
Totals      $35,666,900        $10,420,771    $18,762,937         $61,987,458
           ==============      ============   ===========        ================


<PAGE 47>

------------------------------------------------------
(1) Consists of the stated, or face value of the obligations plus accrued interest and penalties and the amount of senior secured interests at June 30, 1996.
(2) The Company obtains appraisals on each of its properties at least once every three years. Accordingly, appraisal dates range from 1993 to 1996.
(3) Consists of the original cost of the investment to the Company (including acquisition costs and the amount of any senior lien obligation to which the property remained subject) plus subsequent advances, but excludes the proceeds to the Company of the sale of participations or borrower refinancings.
(4) Represents the unrecovered costs of the Company's investment (calculated as the cash investment made in acquiring the loan less cash received from sale of a participation in or borrower refinancing of the loan). Negative amounts represent the receipt by the Company of proceeds from the sale of participations or borrower refinancings in excess of the Company's investment.
(5) Represents the cost of the investment carried on the books of the Company after accretion of discount and allocation of gains from the sale of a participation in or borrower refinancing of the loan. For a discussion of accretion of discount and allocation of gains, see "Business - Asset Acquisition and Resolution: Accounting for Discounted Loans."
(6) Consists of the amount set forth in the column "Outstanding Loan Receivable" less senior secured interests.
(7) With respect to properties 6, 7, 8, 9, 14 and 19, the date given is for the maturity of the subordinated note for the residual loan balance received by the Company in connection with the refinancing. For the remaining properties, the date given is the expiration date of the related Forbearance Agreement.
(8)   Represents the amount of the senior lien in place on date of acquisition.
(9)   Successor by merger to the Seller.
(10) Participation sold to PICO. See "Risk Factors - Asset Acquisition and Resolution Considerations: Sales of Participations to Insurance Company" for a discussion of PICO's right, upon a default, to require the Company to substitute a performing loan.
(11) Includes proceeds of the sale of participations which were repurchased by the Company prior to June 30, 1996 in contemplation of refinancing. The refinancings were accomplished subsequent to June 30, 1996.
(12)  Seller was a wholly-owned subsidiary of this institution.
(13)  Seller was a partnership of these entities.
(14)  The positions of these institutions are currently held by Gene M. and Anne
      S. Holbrooks, the guarantors thereof, who acquired these positions as part of the transaction in which the Company made its loan.
(15) The loan acquired consists of a series of notes becoming due yearly through December 31, 2018. The notes are being paid in accordance with their terms and, accordingly, a Forbearance Agreement was not required.
(16) Amounts advanced by the Company were used in part to directly repay the loan of Emigrant Savings Bank; the balance was applied to purchase a note held by Messrs. Samuels and Furman.
(17) The loan acquired consists of twenty-seven separate mortgage loans on individual condominium units in a single building. Nine of such loans are due on July 1, 2016, fifteen are due January 1, 2015 and three are due January 15, 2000.
(18) The senior lienor has the right to sell its interest to the Company on or after June 30, 2001 for an amount equal to the outstanding balance of such interest.
(19)  Includes a note for $14,948 which is payable to the Company on demand.


<PAGE 48>

        The following table sets forth the current monthly cash flow from each of the properties underlying the Company's portfolio loans, the monthly debt service payable to participants and refinance lenders and the current monthly payment with respect to the Company's retained interest:

                             Monthly Debt           Monthly
           Monthly Cash      Service on             Payment to
Property   Flow from         Refinancing            the Company's
Number     Property (1)(2)   or Participations(3)   Interest(2)
--------   ---------------   -----------------      ----------------

  001         $  30,533         $  17,626             $  12,907
  002             5,964             4,875                 1,089
  003             7,000             6,058                   942
  004             8,107             7,280                   827
  005            12,158             6,825                 5,333
  006            21,176             8,021                13,155
  007            20,400            20,400                   -
  008            23,971            10,670                13,301
  009            19,829             7,359                12,470
  010             6,750             4,875                 1,875
  011             8,000             5,566                 2,434
  012            15,833             9,425                 6,408
  013            19,000            15,833                 3,167
  014           107,218            58,551                48,667
  015            29,278            27,330                 1,948
  016            20,557            19,500                 1,057
  017             9,068             5,415                 3,653
  018            24,827(4)         15,998                 8,829
  019            36,000            25,300                10,700
  020            22,667               -                  22,667
  021            16,577            16,331                   246
  022            25,408             8,075                17,333
  023             6,206             2,273                 3,933
              ------------        ----------          ----------
               $496,527          $303,586              $192,941

-----------------------------------
(1) "Cash Flow" as used herein is that amount equal to the operating revenues from property operations less operating expenses, including real estate and other taxes pertaining to the property and its operations, and before depreciation, amortization and capital expenditures.
(2) Except as set forth in note (4), monthly cash flow from each of the properties has been calculated as the average monthly amount during the three months ended September 30, 1996.
(3) Monthly debt service consists of required payments of principal, interest and other regularly recurring charges payable to the holder of the refinancing loan or participation.


<PAGE 49>

(4) Includes one-fourth of an annual payment of $110,000 received in December of each year.

        All of the Company's portfolio loans are currently performing in accordance with the terms set forth in their respective Forbearance Agreements or remainder interest notes.


ACCOUNTING FOR DISCOUNTED LOANS

     The difference between the Company's cost basis in a loan and the sum of projected cash flows from, and the appraised value of, the underlying property is accreted into interest income over the estimated life of the loan using a method which approximates the level interest method. The projected cash flows from the property are reviewed on a regular basis and changes to the projected amounts reduce or increase the amounts accreted into interest income over the remaining life of the loan on a method approximating the level interest method.

        The Company records the investments in its loan portfolio at cost, which is significantly discounted from the face value of, and accrued interest and penalties on, the notes. This discount totaled $3.5 million, $14.5 million and $33.7 at September 31, 1993, 1994 and 1995, respectively, and $63.6 million at June 30, 1996. The cost basis in the various loans is periodically reviewed to determine that it is not greater than the sum of the projected cash flows and the appraised value of the underlying properties. If the cost basis were found to be greater, the Company would provide, through a charge to operations, an appropriate allowance. For the years ended September 31, 1993, 1994 and 1995, and the nine months ended June 30, 1996, no such provision was required.

        Gains on the sale of a participation in or refinancings of a portfolio loan are allocated between the portion of the loan sold or refinanced and the portion retained based upon the fair value of those respective portions on the date of sale or refinance. The fair values of the loans are the current appraised values of the properties underlying the loans. Any gain recognized on a sale of a participation or a refinancing is brought into income on the date of such sale or refinancing.

COMPETITION.

     Although the asset acquisition and resolution business is intensely competitive in virtually all of its aspects, the Company's focus on the acquisition of relatively small troubled commercial real estate loans subject to complex and/or contentious situations is a niche in which the Company's believes there are relatively few, specialized investors. In the overall market for the acquisition of real estate obligations, however, there are a substantial number of competitors (including investment partnerships, financial institutions, investment companies, public and private mortgage funds and other entities), many of which possess far greater financial resources than the Company. The Company's ability to add to its loan portfolio will depend on its success in obtaining funding for the acquisition of additional mortgages. See "Risk Factors -Ability to Generate Funding for Growth." In raising such funds in the financial capital markets, the


<PAGE 50>

Company will have to compete for capital based largely on the Company's overall financial performance and, more specifically, the performance of the Company's loan portfolio.

EQUIPMENT LEASING

GENERAL

        The Company conducts its leasing operations through three separate corporate divisions: Fidelity Leasing, Inc. ("FLI"), which conducts the Company's small ticket leasing operations; F.L. Partnership Management, Inc. ("FLPM"), which manages six public leasing partnerships formerly managed by Fidelity; and FL Financial Services, Inc. ("FLFS"), which provides lease finance placement and advisory services. The Company's primary focus is on the development of FLI and its small ticket leasing operation, which has only recently commenced operations. FLPM's operations will be reduced over the next several years as partnership assets are sold and cash is distributed back to the investors. FLPM does not anticipate forming new limited partnerships in the future. FLFS will continue to operate its lease finance placement and advisory business which, while profitable, is not expected to constitute a material source of revenues for the Company.

STRATEGY

        FOCUS ON SMALL TICKET LEASING. The Company focuses on leasing equipment costing between $5,000 and $100,000. By so doing, the Company takes advantage not only of the background and expertise of its leasing management team (which previously had managed the United States small ticket leasing operations of Tokai Bank; see "Management - Other Significant Employees"), but also of the servicing platform the Company has acquired and developed, which has the capacity to monitor the large amounts of equipment and related assets involved in a small-ticket leasing operation. In addition, small ticket items represent a substantial portion of the equipment sought by small business, a segment of the end-user market the Company believes is under-served by equipment lessors, banks and other financial institutions, which affords the Company a niche market with significant growth potential (see "- Focus on Leasing to Small Businesses," below). Moreover, the small size of a typical transaction relative to the Company's total lease portfolio reduces the Company's credit risk exposure from any particular transaction. See "Risk Factors - Credit Risks."

        FOCUS ON VENDOR PROGRAMS, PARTICULARLY WITH SMALLER MANUFACTURERS. The significant majority of equipment leased to end-user customers by the Company will be purchased from manufacturers or regional distributors with whom the Company is establishing vendor programs. In so doing, the Company utilizes the manufacturer's or distributor's sales organization to gain access to the manufacturer's end-user base without incurring the costs of establishing independent customer relationships. The vendor relationship will typically provide for the upgrade, refurbishment and remarketing of equipment purchased and leased by the Company. Through these relationships, and particularly with respect to the vendor's involvement in remarketing the equipment, the Company's profit opportunity from residual sales or re-leasing of equipment is


<PAGE 51>

enhanced. The Company is actively pursuing the establishment of multiple vendor programs in an effort to reduce its reliance on any one vendor and, thus, to reduce the risk of tying the success of the Company's leasing operations to the continuation of a relationship with one (or a small group) of vendors. The Company emphasizes the establishment of vendor programs with smaller manufacturers (those likely to generate $10 million or less annually in equipment leases) and regional distributors. Historically, the Company's primary competitors, most of whom are far larger than the Company, target vendors with substantially larger leasing volumes. As a result, the Company's targeted group of vendors often do not have a relationship with an equipment finance provider, again offering the Company a market niche with significant growth potential.

        FOCUS ON LEASING TO SMALL BUSINESSES. The Company focuses its marketing programs and resources on lease programs for small business end-users (generally those with 500 or fewer employees). Because small business end-users frequently are unable to provide standardized financial information for credit analysis (for example, audited financial statements), the Company believes that these end-users may be perceived by the Company's larger competitors as less desirable credit risks thereby reducing competition for their business and creating a niche market the Company believes it can profitably serve. The Company has acquired and developed credit evaluation and scoring systems (based upon credit evaluation services provided by Dun & Bradstreet) which it believes significantly reduce the perceived credit risk (see "Business - Equipment
Leasing: Small Ticket Leasing"). The Company also believes that small business end-users, while sensitive to the size of a monthly lease payment, are less sensitive than large end-users to the interest rate structure of a lease, allowing the Company to increase its yield by lengthening lease terms to lower monthly rent. The Company currently offers lease terms of from two to five years to meet the needs of its end-users.

        FOCUS ON FULL-PAYOUT LEASES. The Company seeks to reduce the financial risk associated with the lease transactions it originates through the use of full payout leases. The principal benefit from this lease format is the repayment to the Company during the lease term of its invested capital plus an amount sufficient to cover its transaction costs and, typically, a return on its invested capital. The Company seeks to substantially increase this return through amounts received upon remarketing the equipment or through continued leasing of the equipment after expiration of the initial lease term. See "Risk Factors - Equipment Leasing Considerations: Residuals."

        FOCUS ON PROVIDING SERVICE. The Company provides service and support to its small business customers and vendors by seeking to minimize the time required to respond to customer applications for lease financing and by providing sales training programs to its vendors and their sales staff (which it customizes to their particular needs) regarding the use of lease financing for marketing purposes to increase a vendor's equipment sales and market share. The Company has acquired and developed proprietary management systems to assist it in providing lease quotes and application decisions to its customers, generally within 24 hours after receipt of a request.


<PAGE 52>

INDUSTRY OVERVIEW.

     Equipment leasing is a significant factor in the financing of productive assets by United States businesses. According to the ELA, a leading industry trade association, of the estimated $571.1 billion of such capital expenditures in 1995 (up from $296.2 billion in 1986), $160.7 billion (up from $85.0 billion in 1986) represented lease financing. The ELA further estimates that total capital expenditures will increase to $582.1 billion in 1996, of which $169.1 billion (or 29%) will be acquired through leasing, a leasing growth rate of 5.6%, slightly less than the average annual rate of 6.5%.

        The Company's targeted market is businesses with less than 500 employees and leases involving equipment with a cost of under $100,000. According to studies conducted by the U.S. Small Business Administration, in 1991 there were
5.7 million such businesses and an additional 8.9 million sole proprietorships. A 1995 survey conducted by the Federal Reserve Board found that in the study year (1993) 9.2% of all small businesses used equipment leasing services (not including vehicle leases), 14.0% used credit lines or loans to acquire equipment and 7.5% obtained one or more leases from a leasing company. Moreover, in a 1995 survey of its membership, the ELA found that 30% of all new leasing volume (by dollar amount) was for equipment costing under $100,000, while 47.8 % of all new leasing volume (by number of transactions) was for equipment costing under $100,000.

     According to the ELA, approximately 80% of all United States businesses lease some portion of their equipment. Leasing enables a company to obtain equipment it needs, while preserving cash flow and often receiving favorable accounting and tax treatment. Leasing, particularly with shorter term leases, also provides a lessee with greater flexibility than ownership in the event it outgrows its equipment or requires equipment upgrades. The Company believes that small businesses are becoming more aware of the economic benefits offered by equipment leasing, and that small business leasing will therefore become an increasingly important segment of the leasing market.

SMALL TICKET LEASING.

     The Company offers full pay-out leases with options, exercisable by the lessee at the end of the lease term, either to purchase the equipment at fair market value, to purchase the equipment for a fixed price negotiated at the time the lease is signed, or to continue as a lessee on a month-to-month basis. A "full pay-out lease" is a lease under which the non-cancelable rental payments due during the initial lease term are at least sufficient to recover the purchase price of the equipment under the lease and related acquisition fees. The Company's leases have a provision which requires the lessee to make all lease payments under all circumstances. The leases are also net leases, requiring the lessee to pay (in addition to rent) any other expenses associated with the use of equipment, such as maintenance, casualty and liability insurance, sales or use taxes and personal property taxes. The Company also offers lease terms of between two to five years and will consider other lease terms in appropriate circumstances.

        Equipment types initially being financed include telecommunication systems, medical diagnostic and treatment equipment, document processing and storage equipment, small


<PAGE 53>

manufacturing machines and office furniture. The Company will vary the equipment categories in which it is willing to lease based upon the demands of its small business customers.

        The Company has developed credit evaluation and lease administration systems based upon systems the Company acquired from Fidelity. The credit evaluation system, known as the "Small Business Credit Scoring System," is intended to respond to the inability of small businesses to supply standardized financial information for credit analysis (for example, audited financial statements). The system operates by assigning point amounts, or "scores," to various factors (such as business longevity, type of business, payment history, bank account balances and credit ratings) deemed relevant by the Company in determining whether an end-user is a creditworthy lessee. The scoring system declines approval of end-users with low scores, approves end-users with high scores and refers mid-range scores to credit analysts for further consideration and decision. Information is obtained from the end-user, from reports by standard credit reporting firms and from reports provided by consumer credit bureaus. The credit scoring system is also based upon industry data and the past experience of the Company and will be reviewed and modified as required in response to actual portfolio performance. Financial statements may be required for larger transactions (in the $30,000 to $100,000 range) as a complement to the scoring system.

        The Company oversees its leasing program through a lease administration and management system, known as the "Fidelity Asset Tracking System." The system currently administers 520 leases with respect to more than 12,500 pieces of equipment for six public leasing partnerships managed by FLPM and has the capacity to administer leases with respect to more than 200,000 pieces of equipment. The system controls invoicing, collection, sales and property taxes and financial and other reporting to management (including reports regarding regular payments, payment shortages, advance payments, security deposits, insurance payments and late or finance charges). The Company will supplement the system with an internal audit department (which will evaluate the safeguarding of assets, reliability of financial information and compliance with the Company's credit policies) and a collection department.


        The Company is marketing its leasing services primarily through the establishment of vendor programs. See "Business - Equipment Leasing: Strategy:
Focus on Vendor Programs, Particularly with Smaller Manufacturers."
Under a typical vendor program, the Company will work with the vendor and the lessee to structure the lease, finance the lease, purchase the related equipment and administer the lease, including providing all billing and collection services (except for private-label leasing, referred to below). At the end of the initial lease term, the Company and the vendor will typically coordinate the re-marketing of the equipment. The Company seeks to establish vendor relationships by (i) obtaining manufacturers' endorsements of the Company's finance programs, (ii) offering inventory financing credit lines to a manufacturer's vendors, (iii) developing customized sales training programs to offer to vendors and (iv) assisting the manufacturers and their vendors in establishing a sales package including the lease financing provided by the Company. The Company anticipates that it will also compete by establishing private-label leasing programs with its vendors. Private-label leasing involves the lease by a vendor of its own equipment on a lease form bearing the vendor's name


<PAGE 54>

as lessor (but otherwise identical to the Company's lease form), the sale of the lease and equipment to the Company, and the provision of basic administrative services by the vendor (such as billing and collecting rent).
The Company will provide assistance, particularized rental payment structures and other customized lease terms, remarketing, customized invoicing and management information reports. The Company also seeks to develop programs marketing directly to end-user groups, primarily through small business affinity groups or associations, participation in trade shows and conventions, and media advertising.

        It is anticipated that a significant portion of the Company's revenues from leasing operations will be derived from residuals. See "Risk Factors - Equipment Leasing Considerations: Residuals." The Company anticipates that residuals will principally involve the original end-users; however, equipment not sold or re-leased to end-users will be disposed of in the secondary market. While residual realization is generally higher with original end-users than in the secondary market, the secondary market (essentially, networks of distributors and dealers in various equipment categories) is well developed in the product categories the Company intends to pursue and transactions in these product categories have historically resulted in residual recoveries, on average, equal to the book value of the equipment. Equipment reacquired by the Company prior to lease termination (through lease default or otherwise) will be sold in the secondary market.

PARTNERSHIP MANAGEMENT.

     The Company acts as the general partner and manager of six public limited partnerships formed between 1985 and 1990 with total assets at June 30, 1996 of $39.9 million, including $19.2 million (book value) of equipment with an original cost of $68.0 million. A seventh partnership completed its operations in the first quarter of fiscal 1996. The partnerships lease computer and related peripheral equipment to investment grade, middle market, capital intensive companies. The principal stated objective of each of the limited partnerships is to generate leasing revenues for distribution to the investors in the partnerships.

        For its services as general partner, the Company receives management fees, an interest in partnership cash distributions and a reimbursement of specified expenses related to administration of the partnerships (including costs of non-executive personnel, legal, accounting and third-party contractor fees and costs, and costs of equipment used in a partnership's behalf). Management fees range from 3% to 6% of gross rents except that, if leases are full payout leases, management fees range from 1% to 3% of gross rents. In four of the partnerships, management fees are subordinated to the receipt by limited partners of a cumulative annual cash distribution of 11% (two partnerships) or 12% (two partnerships) of the limited partners' aggregate investment. The Company's interest, as general partner, in cash distributions from the partnerships is 5% (one partnership), 3.5% (one partnership) and 1% (four partnerships).

FINANCE PLACEMENT AND ADVISORY.

       The Company also operates a lease finance placement and advisory business which focuses on two related types of leasing transactions: the origination of leases by others and the


<PAGE 55>

identification of third-party lease funding sources. Lease transactions generated by the division are generally full payout leases. The Company generally receives between 1% and 4% of the equipment cost at the time the transaction is closed for its services in arranging a transaction. In some of the transactions it generates, the Company also enters into a remarketing agreement that entitles it to fees upon residual sale. During the first nine months of fiscal 1996, lease finance and placement generated revenues of $461,000.

COMPETITION.

     The Company believes that, although the small ticket leasing business has experienced substantial consolidation in the past few years, the business of equipment leasing remains highly competitive. The Company believes, however, that small ticket leasing, to be viable, requires the financing and monitoring of large amounts of equipment and related assets. Because of the complexity and cost of developing and maintaining the platforms and vendor programs to handle such high volumes, the Company believes that there are substantial barriers to others entering into this business. Accordingly, the Company believes that its principal competitors are and will be primarily major financial institutions and their affiliates. The Company also believes that the scale on which these competitors generally operate inhibits their attention to the needs of the Company's targeted market of small manufacturers and regional distributors and provides the Company with an under-served market niche.

ENERGY OPERATIONS

GENERAL.

     The Company produces natural gas and, to a lesser extent, oil from locations principally in Ohio, Pennsylvania and New York. At June 30, 1996, the Company had (either directly or through partnerships and joint ventures managed by it) interests in 772 wells (of which the Company operates 568 wells), 310 miles of natural gas pipelines and 83,000 acres of mineral rights. Natural gas produced from wells operated by the Company is collected in gas gathering pipeline systems owned by partnerships managed by the Company (and in which the Company also has an interest) and by systems directly owned by the Company, and is sold to a number of customers, such as gas brokers and local utilities, under a variety of contractual arrangements. Oil produced from wells operated by the Company is sold at the well site to regional oil refining companies at the prevailing spot price for Appalachian crude oil.


<PAGE 56>

WELL OPERATIONS.

     The following table sets forth information as of June 30, 1996 regarding productive oil and gas wells operated by the Company for the partnerships it manages as well as its own account both in gross and net to the Company's interest:

                                          Number of Productive Wells
                                          --------------------------
                                            Gross(1)         Net(1)
                                            --------         ------

        Oil Wells. . . . . . . . . . . .       186              37
        Gas Wells. . . . . . . . . . . .       586             384
                                               ---             ---
          Total. . . . . . . . . . . . .       772             421
                                               ===             ===

----------------------------------
(1) Includes the Company's equity interest in wells owned by 52 partnerships and joint ventures. Does not include royalty or overriding interests held by the Company.

        The following table sets forth net quantities of oil and natural gas produced, average sales prices, and average production (lifting) costs per equivalent unit of production, for the periods indicated, including the Company's equity interests in the production of 52 partnerships and joint ventures, for the periods indicated.

                           Production             Average Sales Price
                   ---------------------------    -------------------    Average Lifting Cost
Fiscal Year        Oil (bbls)(1)  Gas (mcf)(1)    per bbl     per mcf    per Equivalent mcf(2)
-----------        -------------  ------------    -------     -------   ---------------------
1996 (1)               25,666        868,702       $18.23      $2.29        $1.02
1995                   36,420      1,198,245       $16.74      $2.31        $1.06
1994                   34,002      1,161,685       $15.74      $2.45        $1.00
1993                   30,788      1,178,727       $18.64      $2.39        $1.08

-----------------------------------
(1)     Through June 30, 1996.
(2) Oil production is converted to mcf equivalents at the rate of six mcf per barrel.

        Neither the Company nor the partnerships and joint ventures it manages are obligated to provide any fixed quantities of oil or gas in the future under existing contracts.


<PAGE 57>

EXPLORATION AND DEVELOPMENT.

     The following table sets forth information with respect to the number of wells completed in Ohio and New York (the only areas in which Company drilling activities occurred) at any time during fiscal 1993, 1994, 1995, and 1996 (through June 30), regardless of when drilling was initiated.

                          Exploratory Wells            Development Wells
                      -------------------------   --------------------------
                      Productive        Dry        Productive        Dry
                      -----------   -----------   ------------   -----------
                      Gross   Net   Gross   Net   Gross   Net    Gross   Net
                      -----   ---   -----   ---   -----   ----   -----   ---

1996 (1)               2.0    .34     -      -     2.0    1.50     -      -
1995                   3.0    .36    2.0    .36    1.0     .87    2.0    1.75
1994                   2.0    .18    2.0   1.18     -      -       -      -
1993                    -     -       -     -       -      -       -      -

-----------------------------------------------
(1)  Through June 30, 1996.


All drilling has been on acreage held by the Company. The Company does not own its own drilling equipment; rather, it acts as a general contractor for well operations and subcontracts drilling and certain other work to third parties.


OIL AND GAS RESERVE INFORMATION.

     An evaluation of the Company's estimated proved developed oil and gas reserves as of September 30, 1995, was verified by E.E. Templeton & Associates, Inc., an independent petroleum engineering firm. Such study showed, subject to the qualifications and reservations therein set forth, reserves of 12.8 million mcf of gas and 301,000 barrels of oil at September 30, 1995. See Note 13 to the Consolidated Financial Statements.


<PAGE 58>

        The following table sets forth information with respect to the Company's developed and undeveloped oil and gas acreage as of June 30, 1996. The information in this table includes the Company's equity interest in acreage owned by 52 partnerships and joint ventures.

                                 Developed Acreage          Undeveloped Acreage
                                 -----------------          -------------------
                                 Gross         Net          Gross           Net
                                 -----         ---          -----           ---

        Arkansas . . . . . . .   2,560         403             -             -
        Kansas . . . . . . . .     160          20             -             -
        Louisiana. . . . . . .   1,819         206             -             -
        Mississippi. . . . . .      40           3             -             -
        New York . . . . . . .  12,030      10,386          31,342       30,187
        Ohio . . . . . . . . .  34,946      28,098          11,469       10,430
        Oklahoma . . . . . . .   4,243         635             -             -
        Pennsylvania . . . . .   2,365       1,742             -             -
        Texas. . . . . . . . .   4,520         209             -             -
                                ------      ------          ------       ------
                                62,683      41,702          42,811       40,617
                                ======      ======          ======       ======

        The terms of the oil and gas leases held by the Company's managed partnerships and by the Company for its own account vary, depending upon the location of the leased premises and the minimum remaining terms of undeveloped leases, from less than one year to five years. Rentals of approximately $18,100 were paid in fiscal 1995 and $6,600 in the first nine months of fiscal 1996 to maintain leases on such acreage in force.

        The Company believes that the partnership, joint venture and Company properties have satisfactory title. The developed oil and gas properties are subject to customary royalty interests generally contracted for in connection with the acquisition of the properties, burdens incident to operating agreements, current taxes and easements and restrictions (collectively, "Burdens"). Presently, the partnerships and the Company are current with respect to all such Burdens.

        At June 30, 1996, the Company had no individual interests in any oil and gas property that accounted for more than 10% of the Company's proved developed oil and gas reserves, including the Company's interest in reserves owned by 52 partnerships and joint ventures.

PIPELINE OPERATION.

     The Company operates, on behalf of three limited partnerships of which it is both a general and limited partner (in which it owns 13%, 46% and 22% interests), and for its own account, various gas gathering pipeline systems totaling approximately 310 miles in length. Such pipeline systems are located in Ohio, New York and Pennsylvania.


<PAGE 59>

WELL SERVICES.

     The Company provides a variety of well services to wells of which it is the operator and to wells operated by independent third party operators. These services include well operations, petroleum engineering, well maintenance and well workover and are provided at rates in conformity with general industry standards.

SOURCES AND AVAILABILITY OF RAW MATERIALS.

     The Company contracts for drilling rigs and purchases tubular goods necessary for the drilling and completion of wells from a substantial number of drillers and suppliers, no one of which supplies a significant portion of the Company's annual needs. During fiscal 1995 and fiscal 1996 to date, the Company faced no shortage of such goods and services. The duration of the current supply and demand situation cannot be predicted with any degree of certainty due to numerous factors affecting the oil and gas industry, including selling prices, demand for oil and gas, and governmental regulations.

MAJOR CUSTOMERS.

     The Company had one customer that accounted for approximately 6%, 15% and 27% of total revenues from energy operations for fiscal 1994, fiscal 1995 and the nine months ended June 19, 1996, respectively.

COMPETITION.

     The oil and gas business is intensely competitive in all of its aspects. The oil and gas industry also competes with other industries in supplying the energy and fuel requirements of industrial, commercial and individual customers. Domestic oil and gas sales are also subject to competition from foreign sources. Moreover, competition is intense for the acquisition of leases considered favorable for the development of oil and gas in commercial quantities. The Company's competitors include other independent oil and gas companies, individual proprietors and partnerships. Many of these entities possess greater financial resources than the Company. While it is impossible for the Company to accurately determine its comparative industry position with respect to its provision of products and services, the Company does not consider its oil and gas operations to be a significant factor in the industry.

MARKETS.

     The availability of a ready market for oil and gas produced by the Company, and the price obtained therefor, will depend upon numerous factors beyond the Company's control including the extent of domestic production, import of foreign natural gas and/or oil, political instability in oil and gas producing countries and regions, market demands, the effect of federal regulation on the sale of natural gas and/or oil in interstate commerce, other governmental regulation of the production and transportation of natural gas and/or oil and the proximity,


<PAGE 60>

availability and capacity of pipelines and other required facilities. Currently, the supply of both crude oil and natural gas is more than sufficient to meet projected demand in the United States. These conditions have had, and may continue to have, a negative impact on the Company through depressed prices for its oil and gas reserves.

GOVERNMENTAL REGULATION.

     The exploration, production and sale of oil and natural gas are subject to numerous state and federal laws and regulations. Compliance with the laws and regulations affecting the oil and gas industry generally increases the Company's costs of doing business and consequently affects its profitability. Inasmuch as such regulations are frequently changing, the Company is unable to predict the future cost or impact of complying with such regulations. The Company is not aware of any pending or threatened matter involving a claim that it has violated environmental regulations which would have a material effect on its operations or financial position.


SOURCES OF FUNDS

        Historically, the Company has relied upon internally generated funds to finance its growth. Since 1992, internally generated funds have been augmented by refinancings of the Company's portfolio loans by borrowers. See "Business -
 Asset Acquisition and Resolution: Sale of Participations and Refinancings." The Company has also obtained funds by the issuance, in May 1994, of an $8 million principal amount 9.5% Senior Note due 2004 to PICO and by the sale, in 1994 and 1995, of $12 million of participations in the Company's portfolio loans to PICO. In addition, the Company obtained, in August 1996, a preliminary financing proposal for an initial $20 million credit facility for its equipment leasing operations. See "Risk Factors - General: Ability to Generate Funding for Growth."


        THE SENIOR NOTE. The Senior Note is secured by substantially all of the Company's oil and gas properties and ten of the Company's portfolio loans.
Under the agreement pursuant to which the Senior Note was sold, the Company may not, without the holder's consent: (i) sell, lease or dispose of all or substantially all of the Company's assets; (ii) merge or consolidate with any entity other than a Company affiliate, unless the entity assumes and complies with the covenants in the note agreement; (iii) incur debt senior to the Senior Note or debt secured by any assets pledged as security for the Senior Note; (iv) pay dividends on Common Stock where such dividends, together with any other dividends previously paid in the same fiscal year, are more than the Company's net income (before extraordinary gain or income items but after extraordinary deduction or loss items) for the immediately preceding fiscal year; and (v) issue any class of stock senior to the Common Stock. The Company also agreed to (a) maintain a debt to equity ratio of not more than 1.5 to 1; (b) maintain a ratio of operating cash flow to interest due on the Senior Note of not less than 1.5 to 1; (c) maintain the value of the assets pledged as security for the Senior Note at 170% of the Senior Note's outstanding principal balance; and (d) use its best efforts to cause the nomination of one person designated by the Senior Noteholder to the Company's board of directors and the investment committee thereof. John R. Hart, a


<PAGE 61>

director of the Company and a member of the investment committee of the board of directors, is the person currently designated. See "Management - Directors and Executive Officers." In connection with the issuance of the Senior Note, the Company granted the Senior Noteholder warrants to purchase 449,440 shares of Common Stock. See "Description of Capital Stock - Warrants." As of the date of this Prospectus, the Company is in compliance with all of its covenants under the Senior Note.

        PARTICIPATIONS. In 1994 and 1995, PICO provided refinancing of $12 million with respect to the Company's portfolio loans through the purchase of participation interests in such loans. See "Business - Asset Acquisition and
Resolution: Sale of Participations and Refinancings." If a borrower defaults in the payment of debt service on any of these participations, the Company is required to replace the defaulted obligation with a performing obligation. See "Risk Factors - Asset Acquisition and Resolution Considerations: Sales of Participations to Insurance Company." The Company receives an annual mortgage servicing fee of 0.25% of the principal amount of any financing provided by PICO. In connection with these financing arrangements, the Company has issued to PICO warrants to purchase 533,710 shares of Common Stock. For a description of the terms of such warrants, see "Description of Capital Stock - Warrants."

        LEASE FINANCING PROPOSAL. The Company has received a preliminary financing proposal ("term sheet") from CoreStates Bank and First Union Bank, as co-agents, for an initial $20 million revolving credit facility with term loan availability. Although the terms of the credit facility have not been finally negotiated or agreed upon (and the extension of the credit facility is specifically made subject to completion of due diligence examinations, formal credit approval and satisfactory documentation), the following principal terms have been proposed: (i) the loans will be secured by a first lien on the equipment leases being financed (and on the underlying equipment), a guaranty by the Company and a pledge of the capital stock of FLI; (ii) revolving credit loans may be converted to term loans (with terms of 18, 24 or 36 months), provided that term loans must be in increments of $2 million and no more than five term loans may be outstanding at any time; (iii) FLI will be required to maintain a debt (excluding non-recourse debt) to "worth" ratio of 4.5:1, a minimum net worth of $2 million plus 75% of net income, and specified ratios of cash flow to the sum of debt service plus 25% of outstanding obligations; and
(iv) the Company will be required to maintain minimum shareholders' equity of $24 million following this offering.


OFFICE PROPERTY

        The Company's executive office and headquarters for asset acquisition and resolution operations is in Philadelphia, and is leased under an agreement providing for rents of $49,600 per year through May 2000. See "Management - Certain Relationships and Related Transactions." The Company's equipment leasing headquarters is located in Ambler, Pennsylvania, and is leased under agreements providing for rents of $125,000 per year through November 2000. The Company owns a 9,600 square foot office building and related land in Akron, Ohio, housing its energy and accounting operations. The Company also maintains two energy field offices in Ohio


<PAGE 62>

and New York and an equipment lease brokerage office in California. Rents paid for fiscal 1995 for these offices totalled $60,500.

EMPLOYEES

        As of September 30, 1996, the Company employed 65 persons.

LITIGATION

        The Company is party to various routine legal proceedings arising out of the ordinary course of its business. Management believes that none of these actions, individually or in the aggregate, will have a material adverse effect on the financial condition or operations of the Company.

                                 MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

        The following sets forth certain information regarding the directors and executive officers of the Company:

Name                                Age  Position with the Company
----                                ---  -------------------------

Edward E. Cohen(1) . . . . . . . .  57   Chairman of the Board of Directors,
                                         President, Chief Executive Officer and
                                         Director

Michael L. Staines(2). . . . . . .  47   Senior Vice President, Secretary and
                                         Director

Freddie M. Kotek . . . . . . . . .  40   Senior Vice President - Leasing

Scott F. Schaeffer . . . . . . . .  34   Senior Vice President - Real Estate

Nancy J. McGurk. . . . . . . . . .  40   Vice President - Finance and Treasurer

Carlos C. Campbell(1). . . . . . .  58   Director

John R. Hart(3). . . . . . . . . .  36   Director

Andrew M. Lubin(3) . . . . . . . .  49   Director

Alan D. Schreiber, M.D.(3) . . . .  53   Director


<PAGE 63>

John S. White(2) . . . . . . . . .  55   Director

-----------------------------------
(1)  Term as director expires in 1999.
(2)  Term as director expires in 1997.
(3)  Term as director expires in 1998.

        Edward E. Cohen has been Chairman of the Board of Directors of the Company since 1990, its Chief Executive Officer and a director since 1988 and its President since 1995. He is Chairman of the Board and a director of Bryn Mawr Resources, Inc. (see "Security Ownership of Certain Beneficial Owners and Management"), and Chairman of the Board of Directors and a director of Brandywine Construction and Management, Inc., a real estate construction and management company. See "Management - Certain Relationships and Related Transactions." Since 1981, Mr. Cohen has been Chairman of the Executive Committee and a director of JeffBanks, Inc. (a bank holding company with total assets of approximately $1 billion). From 1969 through 1989, Mr. Cohen was Chairman of the Board or Chairman of the Executive Committee of State National Bank of Maryland (now First Union Bank of Maryland) and/or its holding company. Mr. Cohen is the father of Daniel G. Cohen. See "Management - Other Significant Employees."

        Michael L. Staines has been Senior Vice President, Secretary and a director of the Company since 1989.

        Freddie M. Kotek has been a Senior Vice President of the Company since 1995 and an Executive Vice President of Resource Properties, Inc. (a wholly owned subsidiary of the Company) since 1993. Prior thereto, he was a First Vice President of Royal Alliance Associates (an investment banking and brokerage firm) from 1991 to 1993, and a Senior Vice President and Chief Financial Officer of Paine Webber Properties (a real estate investment firm) from 1990 to 1991.

        Scott F. Schaeffer has been a Senior Vice President of the Company since 1995 and President of Resource Properties, Inc. (a wholly owned subsidiary of the Company) since 1992. From 1992 to 1995 he was also Vice President - Real Estate of the Company. Prior thereto, from 1985 to 1992 Mr. Schaeffer was Vice President of the Dover Group, Ltd. (a real estate investment firm).

        Nancy J. McGurk has been Vice President - Finance of the Company since 1992 and Treasurer and Chief Accounting Officer of the Company since 1984.

        Carlos C. Campbell has been a director of the Company since 1990. He is President of C.C. Campbell and Company (a management consulting firm), Vice Chairman of the Board of Directors of Computer Dynamics, Inc. (a computer services corporation) and a director of Sensys, Inc. (a telecommunication/asset management corporation).


<PAGE 64>

        John R. Hart has been a director of the Company since 1994. Mr. Hart has been Chief Executive Officer of Quaker Holdings, Ltd. (an investment firm) since 1991, and President and director of Physicians Insurance Company of Ohio since 1995 and 1993, respectively. Prior thereto, from 1984 to 1991 he was a principal of Detweiler, Ryan, & Co., Inc. (an investment firm).

        Andrew M. Lubin has been a director of the Company since 1994. He has been President of Delaware Financial Group, Inc. (a private investment firm) since 1984.

        Alan D. Schreiber, M.D. has been a director of the Company since 1994. Dr. Schreiber has been Chief Scientific Officer of CorBec Pharmaceuticals, Inc. (of which he was a founder) since 1993. He has been a Professor of Medicine and Assistant Dean for Research and Research Training at the University of Pennsylvania School of Medicine since 1973.

        John S. White has been a director of the Company since 1993. He has been Chairman of the Board and Chief Executive Officer of DCC Securities Corporation (a securities brokerage firm) since 1990.

OTHER SIGNIFICANT EMPLOYEES

        The following sets forth certain information regarding other significant employees of the Company:

        Abraham Bernstein, age 63, is the Chairman, Chief Executive Officer and President of FLI, a subsidiary of the Company. From 1982 to 1993, he was the President and Chief Executive Officer of Tokai Financial Services, Inc., the equipment leasing subsidiary of Tokai Bank of Japan. From 1993 to 1995, the contractual period during which Mr. Bernstein's restrictive covenant with Tokai was in effect, Mr. Bernstein was a Managing Director of the Rittenhouse Consulting Group (a financial consulting company).

        Crit DeMent, age 43, is the Executive Vice President of FLI. Prior thereto, from 1983 through 1996 he was Vice President - Marketing and Leasing Associate - Senior Account Representative for Tokai Financial Services, Inc.

        Mark A. Mayper, age 42, is the President of FLFS, a subsidiary of the Company, and was Senior Vice President of its predecessor, heading its lease syndication business, since 1987. From 1984 to 1987, he was legal counsel and Assistant Vice President of FNS Corporate Funding, a subsidiary of First Nationwide Savings.

        Joseph T. Ellis, Jr., age 35, is the Director of Vendor Services for FLI. Prior thereto, from 1985 through February 1996, he held various marketing and sales positions with Tokai Financial Services, Inc., most recently as the Director of Program Management and Strategic Market Development.


<PAGE 65>

        Jeffrey C. Simmons, age 38, has been Vice President - Energy of the Company since 1994. Prior thereto, from 1988 to 1994 he was Director of Well Services of the Company.

        Daniel G. Cohen, age 27, is Vice President - Financial Services of the Company. Prior to joining the Company in November 1995, Mr. Cohen was principally engaged in graduate studies at the University of Pennsylvania, following his graduation from the University of Chicago in 1991. Mr. Cohen is the son of Edward E. Cohen. See "Management - Directors and Executive Officers."

EXECUTIVE OFFICER COMPENSATION

        The following tables set forth certain information concerning the compensation paid or accrued during each of the last three fiscal years by the Company and its subsidiaries to the Company's Chief Executive Officer and each of the Company's other most highly compensated executive officers whose aggregate salary and bonus (including amounts of salary and bonus foregone to receive non-cash compensation) exceeded $100,000.

                           SUMMARY COMPENSATION TABLE

                                   Annual Compensation        Long-Term Compensation
                                 ---------------------------  ----------------------------------
                                                              Restricted   Securities
Name and                                                        Stock     Underlying      LTIP       All
Principal Position        Year    Salary     Bonus     Other   Award(1)   Options(2)   Payouts(3)   Other
-----------------------   ----   --------   --------   -----   --------   ----------   ----------   -----
Edward E. Cohen           1995   $210,000   $130,000    $ 0     $19,824           0        $0         $ 0
Chairman & Chief          1994     97,500     59,000      0      13,966           0         0           0
Executive Officer         1993    150,000          0      0       8,759      84,270         0           0

Francis J. Bagnell(*)     1995    150,000     70,000      0      19,824           0         0           0
President & Chief         1994    143,500     59,000      0      18,060           0         0           0
Operating Officer         1993    150,000          0      0       8,759      56,180         0           0

Freddie M. Kotek          1995    145,000     45,000      0      19,824           0         0       3,760
Senior Vice President

Scott F. Schaeffer        1995    145,000     45,000      0      19,824           0         0       3,058
Senior Vice President

Michael L. Staines        1995    112,500      7,500      0      16,023           0         0           0
Senior Vice President &   1994    105,000          0      0       9,368           0         0           0
Secretary                 1993    105,000          0      0       6,125      28,090         0           0

------------------------------------------------
(*) Mr. Bagnell died in July 1995.

(1) Reflects shares awarded under the Company's Employee Stock Ownership Plan, valued at the closing price of the Company's Common Stock at September 30 of each year ($8.40 per share, $5.50 per share, and $3.50 per share for fiscal years 1995, 1994, and 1993, respectively. For purposes of this table, all shares are assumed to be fully vested. Messrs. Cohen and Staines, and the Estate of Mr. Bagnell, were 100% vested as of September 30, 1995. Shares awarded to Messrs. Schaeffer and Kotek were vested 20% and 0%, respectively, as of such date, and will vest an additional 20% in fiscal 1996.


<PAGE 66>

(2) Options awarded include options for 49,157, 49,157 and 28,090 shares repriced during 1993 for Messrs. Cohen, Bagnell and Staines, respectively. Total options held at September 30, 1995, for Messrs. Cohen, Schaeffer and Staines and the Estate of Mr. Bagnell were 84,270, 28,090, 28,090 and 56,180, respectively. All options held by Mr. Schaeffer were issued during 1993. Such options were 50% vested as of September 30, 1995, and 75% vested as of April 20, 1996.
(3) Except for the Company's Employee Stock Ownership Plan and the stock option plans, reported elsewhere in this table, the Company does not have long-term incentive plans or pension or profit-sharing plans.


                  AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                         AND FISCAL YEAR-END OPTION VALUES

                                                                          Value of
                                                          Number of       Unexercised
                                                          Unexercised     in-the-Money
                                                          Options at      Options at
                                   Shares                 FY-End          FY-End
Name and                          Acquired      Value     Exercisable/    Exercisable/
Principal Position        Year   on Exercise   Realized   Unexercisable   Unexercisable(1)
-----------------------   ----   -----------   --------   -------------   ----------------
Edward E. Cohen           1995        0          $ 0      42,135/42,135   $187,050/187,050
Chairman & Chief
Executive Officer

Francis J. Bagnell (2)    1995        0            0      28,090/28,090    132,500/132,500
President & Chief
Operating Officer

Scott F. Schaeffer        1995        0            0      14,045/14,045     66,250/66,250
Senior Vice President

Michael L. Staines        1995        0            0      14,045/14,045     66,250/66,250
Senior Vice President &
Secretary

------------------------------------------
(1) Value is calculated by subtracting the total exercise price from the fair market value of the securities underlying the options at September 30, 1995.

(2) Mr. Bagnell died in July 1995. Such options were held by his estate at September 30, 1995 and, in accordance with the terms of the original Grant of Options, options for 28,090 shares were exercised prior to their January 24, 1996 date of expiration.

        No stock options were awarded to any directors, executive officers or other employees of the Company during fiscal 1995. During the first quarter of fiscal 1996, the Company issued incentive stock options to the following persons in the following amounts: Mr. E. Cohen - 95,506 shares; Mr. Staines - 11,236 shares; Mr. Kotek - 39,326 shares; Mr. Schaeffer - 22,472 shares; Ms. McGurk - 11,236 shares; Mr. Simmons - 11,236 shares; and Mr. D. Cohen - 11,236 shares. None of such options is currently vested. All of the options expire in 2005 and are exercisable at a price of $8.19 per share (the market price at the date of grant) except that Mr. E. Cohen's options expire in 2000 and are exercisable at a price of $9.01 per share. For a description of


<PAGE 67>

certain options issued during 1996 with respect to the common stock of a subsidiary, see "Management - Management Arrangements Regarding Leasing Operations."

DIRECTOR COMPENSATION

        Each director who does not serve as an officer of the Company is paid a retainer of $500 per month. Each non-employee director who is a chairman of a committee of the Board of Directors is paid an additional retainer of $500 per month. Each non-employee director who is a member of a committee of the Board of Directors, but not its chairman, is paid $500 per meeting. A total of $60,500 was paid to five directors during fiscal 1995 for attendance at Board and committee meetings.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        Until April 1996, Mr. Cohen was of counsel to Ledgewood Law Firm, P.C., a law firm which provides legal services to the Company. Such firm was paid $562,000 during fiscal 1995 for legal services, primarily related to the purchase and restructuring of real estate mortgages. Such firm was paid $464,000 during fiscal year 1994, at which time Mr. Cohen was a principal of such firm, for legal services primarily related to the purchase of real estate mortgages and the placement of the Senior Note. The Company holds commercial real estate loans of borrowers whose underlying properties are managed by BCMI. The Company has advanced funds to certain of these borrowers for improvements on their properties which have been performed by BCMI. In five instances, the President of BCMI has also acted as the general partner of the borrower. Mr. Cohen is Chairman of the Board of Directors and a minority shareholder (approximately 8%) of BCMI. BCMI has agreed to subordinate its management fees to receipt by the Company of minimum required debt service payments under the obligations held by the Company. The Company also maintains normal banking and borrowing relationships with Jefferson Bank, a subsidiary of JeffBanks, Inc. Mr. Cohen and his spouse are officers and directors of JeffBanks, Inc. (and his spouse is Chairman and Chief Executive Officer of Jefferson Bank and JeffBanks, Inc.), and are principal shareholders thereof. The Company borrowed $2.5 million from Jefferson Bank in the first quarter of fiscal 1995 under terms which the Company believes were no less favorable to it than those available from independent third parties. The loan was repaid within fiscal 1995. The Company anticipates that it may effect other borrowings in the future from Jefferson Bank; it anticipates that any such borrowings will be on terms similar to those which could be obtained by an unrelated borrower.

        In December, 1994, the Company acquired a loan with a face amount of $3,000,000 from California Federal Bank, FSB, at a cost of $1,671,695. The loan is secured by a property owned by a borrower whose general partner is the President of BCMI. Mr. Cohen is a limited partner in such partnership. The borrower refinanced the Company's loan in September 1995, applying $1,975,000 of the proceeds to the repayment of the Company's loan. As a result, the Company obtained a gain on its investment of $303,305, while maintaining a continuing interest in the loan of approximately $1 million. In August 1994, the Company acquired from third parties a loan,


<PAGE 68>

in the original principal amount of $3,550,000 (and with a then-outstanding balance of $4,388,644), for an investment of $1,612,674. The borrower is a limited partnership of which Mr. Lubin, a director of the Company, is currently the general partner. Mr. Lubin assumed such position after the Company's acquisition of the loan. Previously, the general partner had been the President of BCMI. The borrower subsequently refinanced the loan with another third party, and repaid the Company $934,300, leaving the Company with a net investment of $678,374. In April 1996, the Company provided $114,948 of financing to a partnership controlled by the President of BCMI for the purchase by such partnership of a property owned, through foreclosure, by Jefferson Bank. After first mortgage financing, the Company had a net investment of $109,206. The Company leases its executive offices and asset acquisition and resolution headquarters in Philadelphia from a partnership of which Mr. Schaeffer is the general partner and Mr. Cohen is a limited partner. See "Business - Office Property."

        The Company has obtained material amounts of financing from PICO. See "Business - Sources of Funds." Mr. Hart, who became director of the Company in connection with the Senior Note portion of such financings, is an executive officer and director of PICO.

MANAGEMENT ARRANGEMENTS REGARDING LEASING OPERATIONS

        In March 1996, the Company, through FLI, entered into employment arrangements with Abraham Bernstein. Under the terms of the arrangements, Mr. Bernstein has assumed the positions of Chairman, Chief Executive Officer and President of FLI for a three-year term, and is responsible for developing the Company's small ticket equipment leasing business. Mr. Bernstein receives a base salary of $150,000 per year and is eligible for bonuses based upon the performance of FLI. In addition, Mr. Bernstein has received options to purchase 10% of the common stock of FLI (1 million shares) at an aggregate price of $220,000, and will receive payments on the options in lieu of dividends, should FLI declare a dividend. FLI has also established another option plan, in the amount of 500,000 shares of FLI common stock, for grant (at the discretion of FLI'S board of directors) to Messrs. DeMent and Ellis and other employees of FLI. In the event that, prior to becoming a public company, FLI issues stock to anyone other than the Company or Mr. Bernstein, Mr. Bernstein is entitled to receive such additional options as will allow him to maintain his 10% equity position in FLI (excluding shares issuable pursuant to the employee option plan referred to above), at an exercise price equal to the price paid or value received in the additional issuance. The Company does not anticipate making any such issuances.

        The options issued to Mr. Bernstein vest 25% per year beginning in March 1997 (becoming fully invested in March 2000), and terminate in March 2005, provided that no more than $100,000 of shares (measured by "fair market value") may be purchased in any year pursuant to option exercises. The options become fully vested and immediately exercisable in the event of a "change in control" of the Company (defined as occurring when Mr. Cohen is no longer an officer or a 5% or more shareholder of the Company). Mr. Bernstein has certain rights, commencing after March 5, 2000, to require FLI to register his option shares under the Securities Act. In the event FLI does not become a public company by March 5, 2001, Mr. Bernstein may


<PAGE 69>

require that FLI thereafter buy, for cash, FLI shares subject to Mr. Bernstein's options at a price equal to ten times FLI's after-tax earnings per share for the fiscal year ended immediately prior to the giving of notice by Mr. Bernstein of his exercise of this right, in accordance with the following schedule:

                                             Percent of shares
                                            originally subject to
                                           option which FLI can be
                Through March 5             required to purchase
                ---------------          -------------------------

                     2002                            25%
                     2003                            50%
                     2004                            75%
                     2005                           100%

     Obligations of FLI to repurchase shares in any year in excess of $500,000 (including amounts deferred in prior years) may be deferred to the following year. The Company anticipates that amounts invested in FLI by the Company in excess of the $2 million initial investment that the Company has agreed to make (including substantially all of the proceeds of this offering allocated to equipment leasing options) will be in the form of loans to FLI. Debt service payable with respect to such loans will reduce the amount of FLI's after-tax earnings per share, thus reducing the cost to the Company of any exercise by Mr. Bernstein of his right to sell FLI shares to the Company, referred to above.


<PAGE 70>

                              SECURITY OWNERSHIP OF CERTAIN
                             BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth the number and percentage of shares of Common Stock owned, as of August 31, 1996, by (a) each person who, to the knowledge of the Company, is the beneficial owner of 5% or more of the outstanding shares of Common Stock, (b) each of the Company's present directors,
(c) each of the Company's executive officers, and (d) all of the Company's present executive officers and directors as a group. This information is reported in accordance with the beneficial ownership rules of the Commission under which a person is deemed to be the beneficial owner of a security if that person has or shares voting power or investment power with respect to such security or has the right to acquire such ownership within 60 days. Shares of Common Stock issuable pursuant to options or warrants are deemed to be outstanding for purposes of computing the percentage of the person or group holding such options or warrants but are not deemed to be outstanding for purposes of computing the percentage of any other person. See notes (4), (5),
(6) and (7) below, for information concerning outstanding options and warrants.

                                              Common Stock
                               ----------------------------------------
                                  Amount                    Percent of
Beneficial Owner                 Owned (1)                    Class
----------------                  ------                    -----------

Directors
---------

Carlos C. Campbell                  25                           *
Edward E. Cohen                690,164  (2)(3)(4)(5)(8)        35.26%
John R. Hart                   983,150  (6)                    34.17%
Andrew M. Lubin                    280                           *
Alan D. Schreiber, M.D.          3,370                           *
Michael L. Staines              32,462  (4)(5)(7)               1.69%
John S. White                        0                           *


Executive Officers
------------------

Freddie M. Kotek                 3,462  (5)(8)                   *
Nancy J. McGurk                 15,858  (4)(5)(8)                *
Scott F. Schaeffer              25,783  (4)(5)(8)               1.35%


All present officers         1,754,553  (2)(3)(4)              58.74%
and directors as a group                (5)(6)(7)
(10 persons)                            (8)


Other owners of 5% or More
of Outstanding Shares(9)
------------------------

Physicians Insurance
 Company of Ohio (6)           983,150                         34.17%
Bryn Mawr Resources (2)        583,430                         30.80%
J.W. Straker Trust             176,185                          9.30%

-----------------------------------
* Less than 1%


<PAGE 71>

        (1) Excludes options to acquire Common Stock granted to certain officers and directors during the first quarter of fiscal 1996. See "Management
- Executive Officer Compensation." None of such options is vested or exercisable as of the date hereof or within 60 days of the date hereof.

        (2) Includes the 583,430 shares of Common Stock beneficially owned by Bryn Mawr Resources, Inc. ("Bryn Mawr") and held of record by BMR Holdings, Inc., a subsidiary of Bryn Mawr. Bryn Mawr has filed Schedule 13D with the Commission concerning its ownership of the Company's Common Stock. Mr. Cohen is an officer, director and principal shareholder of Bryn Mawr.

        (3) Of the 130,671 shares held in the name of the Resource America, Inc. 1989 Employee Stock Ownership Trust (the "Trust"), 106,597 have been allocated to the accounts of eligible employees. The Trustee of the Trust, Mr. Cohen, has voting power for the 24,074 shares which have not been allocated to the accounts of eligible employees. Accordingly, only unallocated shares held by the Trust and shares allocated to Mr. Cohen's account are included in the share amount for Mr. Cohen. See note (5).

        (4) Includes shares issuable on exercise of options granted in 1993 under the 1989 Key Employee Stock Option Plan of: Mr. Cohen - 63,202 shares, Mr. Schaeffer - 21,067 shares, Mr. Staines - 12,640 shares and Ms. McGurk - 4,213 shares.

        (5) Includes shares allocated under the 1989 Employee Stock Ownership Trust in the amounts of: Mr. Cohen - 17,580 shares; Mr. Staines - 11,395 shares; Mr. Schaeffer - 4,537 shares; Mr. Kotek - 2,660 shares and Ms. McGurk -
 7,432 shares.

        (6) Represents shares issuable pursuant to warrants exercisable by PICO, of which Mr. Hart is an officer and director. For information relating to such warrants, see "Description of Capital Stock - Warrants."

        (7) Includes 8,427 shares issuable on exercise of options granted to Mr. Staines in 1993 under the 1984 Key Employee Stock Option Plan.

        (8) Includes shares allocated under the Resource Exploration, Inc. Employee Savings Plan in the amount of: Mr. Cohen - 1,877 shares; Mr. Kotek - 802 shares; Ms. McGurk - 4,213 shares and Mr. Schaeffer - 179 shares, as to which each has voting power.

        (9) The address for PICO is 13515 Yarmouth Drive N.W., Pickerington, Ohio 43147; the address for Bryn Mawr Resources is 1521 Locust Street, Fourth Floor, Philadelphia, PA 19102; and the address for the J.W. Straker Trust is 4120 Harbour Oaks Court, Bonita Bay, Bonita Springs, Florida 33923-2642.


<PAGE 72>

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

        The Company is authorized to issue 9,000,000 shares of capital stock, consisting of 8,000,000 shares of Common Stock, par value $.01 per share, and 1,000,000 shares of preferred stock, par value $1.00 per share ("Preferred Stock"). As of the date of this Prospectus, there are 1,894,410 shares of Common Stock outstanding and no shares of Preferred Stock outstanding.

        Prior to the date of this Prospectus, the Common Stock was divided into Class A Common Stock and Class B Common Stock, with the difference between the classes relating primarily to voting for the election of directors. However, pursuant to the terms under which the Class B Common Stock was established, the Class B Common Stock merged automatically into the Class A Common Stock upon the effective date of the registration statement of which this Prospectus is a part (___________, 1996) and the merged class was redesignated as Common Stock.

COMMON STOCK

        Holders of Common Stock are entitled to dividends when, as and if declared by the Company's Board of Directors and in such amounts as the Board of Directors may deem advisable. See "Price Range of Common Stock and Dividend Policy." In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, holders of Common Stock are entitled, after payment or provision for payment of the debts or other liabilities of the Company, and subject to the prior rights of holders of any Preferred Stock which may then be outstanding, to share ratably in the remaining assets of the Company. Shares of Common Stock do not possess preemptive rights. Holders of Common Stock are entitled to one vote for each share held of record on each matter submitted to a vote at a meeting of shareholders. For a description of certain provisions of the Company's Certificate of Incorporation and Delaware law which affect the voting rights of shareholders of the Company and provide for a classified board of directors, see "Description of Capital Stock - Anti-Takeover Provisions of Delaware Law" and " - Classes of Directors."

PREFERRED STOCK

        Preferred Stock may be issued from time to time in one or more series and the Board of Directors, without further approval of the shareholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking funds and any other rights, preferences, privileges and restrictions applicable to each such series of Preferred Stock. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of Common Stock and, under certain circumstances, make it more difficult for a third party to gain control of the Company. The Company has no current plan to issue any Preferred Stock.


<PAGE 73>

WARRANTS

        The Company has issued warrants to purchase an aggregate of 983,150 shares of Common Stock to PICO in connection with certain financing provided by PICO, as follows (adjusted to give effect to stock dividends): (i) warrants to purchase 449,440 shares at a price of $3.38 per share were issued in conjunction with the issuance of the Senior Note, and (ii) warrants to purchase 533,710 shares, consisting of 112,360 shares at a price of $3.38 per share and 421,350 shares at a price of $4.18 per share, were issued in conjunction with mortgage financing provided by PICO (see "Business - Sources of Funds"). John R. Hart, a director of the Company, is an officer and director of PICO. See "Management
- Directors and Executive Officers" and "Security Ownership of Certain Beneficial Owners and Management."

        The Warrants expire in 2004 (as to 561,800 shares) and 2005 (as to 421,350 shares) and contain standard anti-dilution provisions regarding stock or other securities dividends, stock reclassifications, splits and combinations, sale of Common Stock for consideration less than the exercise price, issuance of subscription rights to shareholders, and issuance of dividends other than regular cash dividends or cash distributions out of net profits. In addition, the Warrants contain anti-dilution provisions with respect to the exercise of options under any stock option plan of the Company created after the date of the Warrant where the shares issuable pursuant to the options are issuable at prices less than the exercise price under the Warrant. No option plans have been created after the date of the Warrants, although one such option plan was amended in October 1995 to increase the number of shares subject to option grant. No option grant thereunder has been at a price less than the exercise price of any Warrant.

        Each of the Warrants provides that the warrantholder has the right to cause the Company to file a registration statement under the Securities Act for the shares covered by the Warrant upon the demand of the warrantholder. Any such registration is at the expense of the warrantholder. Each of the Warrants further provides that the warrantholder has the right to include some portion or all of the shares subject to the Warrant in a registration statement otherwise being filed by the Company, subject to underwriting cutbacks, delays and termination. The warrantholder has the right to effect two such registrations, and bears a proportionate share of the expenses of registration.


ANTI-TAKEOVER PROVISIONS OF DELAWARE LAW

        The Company is a Delaware corporation and consequently is subject to certain anti-takeover provisions of the Delaware General Corporation Law (the "Delaware Law"). Under the business combination provision contained in Section 203 of the Delaware Law ("Section 203"), a Delaware corporation may not engage in any business combination with any interested shareholder for a period of three years following the date such shareholder became an interested shareholder, unless (i) prior to such date the board of directors of the corporation approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder, or (ii) upon completion of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting


<PAGE 74>

stock of the corporation outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares outstanding, (a) shares owned by persons who are directors and also officers and (b) employee stock plans, in certain instances), or (iii) on or subsequent to such date the business combination is approved by the board of directors and authorized at an annual or special meeting of shareholders by at least two-thirds of the outstanding voting stock that is not owned by the interested shareholder.
Section 203 defines an interested shareholder of a corporation to be any person (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation) who (i) owns, directly or indirectly, 15% or more of the outstanding voting stock of the corporation or (ii) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person (and the affiliates and the associates of such person) is an interested shareholder. Section 203 defines business combinations to include certain mergers, consolidations, asset sales, transfers and other transactions resulting in a financial benefit to the interested shareholder.

        The restrictions imposed by Section 203 will not apply to a corporation if (i) the corporation's original certificate of incorporation contains a provision expressly electing not to be governed by Section 203 or (ii) the corporation, by the action of shareholders holding a majority of outstanding voting stock, adopts an amendment to its certificate of incorporation or by-laws expressly electing not to be governed by Section 203 (such amendment will not be effective until 12 months after adoption and shall not apply to any business combination between such corporation and any person who became an interested shareholder of such corporation on or prior to such adoption). The Company has not opted out of Section 203. Section 203 could under certain circumstances make it more difficult for a third party to gain control of the Company, deny shareholders the receipt of a premium on their Common Stock and have a depressive effect on the market price of the Common Stock.

CLASSES OF DIRECTORS

        The Board of Directors of the Company is currently classified into three classes. One class of directors is elected each year and the members of such class hold office for a three-year term or until their successors are duly elected and qualified. The classification of directors will have the effect of making it more difficult for a third party to change the composition of the Board of Directors without the support of the incumbent Board. At least two annual shareholder meetings, instead of one, will be required to effect a change in the control of the Board, unless shareholders remove directors for cause.

TRANSFER AGENT AND REGISTRAR

        The transfer agent and registrar for the Company's Common Stock is American Stock Transfer & Trust Company.


<PAGE 75>

                               UNDERWRITING

        Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters"), through their Representative, have severally agreed to purchase from the Company the following respective number of shares of Common Stock at the offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus:


       Underwriter                                  Number of Shares
       -----------                                  ----------------
  Friedman, Billings, Ramsey & Co., Inc. . . . . .  ----------------

           Total . . . . . . . . . . . . . . . . .  ================

        The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all of the shares offered hereby (other than those covered by the over-allotment option described below), if any of such shares are purchased.

        The Company has been advised by the Underwriters that the Underwriters propose to offer the shares of Common Stock to the public at the offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $________ per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $_______________ per share to certain other dealers. After the initial offering, the offering price and other selling terms may be changed by the Representative of the Underwriters.

        The Company has granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to ______________ additional shares of Common Stock at the initial offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the above table bears to ______________ and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the __________ shares are being offered.

        The Company has agreed to indemnify the Underwriters against certain liabilities including liabilities under the Securities Act .


<PAGE 76>

                               LEGAL MATTERS

        The legality of the Common Stock offered hereby is being passed upon by Ledgewood Law Firm, P.C., Philadelphia, Pennsylvania. For a discussion of certain relationships between such firm and the Company, see "Management - Certain Relationships and Related Transactions" and "Security Ownership of Certain Beneficial Owners and Management." Certain legal matters will be passed upon for the Underwriters by Simpson Thacher & Bartlett (a partnership which includes professional corporations), New York, New York.

                                  EXPERTS

        The consolidated financial statements and schedules of the Company and its subsidiaries as of September 30, 1995 and 1994 and for each of the years in the three-year period ended September 30, 1995 included in this Prospectus have been included herein in reliance upon the reports of Grant Thornton LLP, independent certified public accountants, upon the authority of such firm as experts in accounting and auditing.